FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2011
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Quarter ended 31 March 2011

Q1 News release – Preliminary results

GOLD FIELDS

COSTS CONTAINED DESPITE SEASONAL DECLINE IN PRODUCTION

JOHANNESBURG. 19 May 2011, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the March 2011 quarter of R1,100 million compared with a loss of R777 million in the December 2010 quarter and earnings of R316 million in the March 2010 quarter. In US dollar terms net earnings for the March 2011 quarter were US$158 million, compared with a loss of US$106 million in the December 2010 quarter and earnings of US$44 million in the March 2010 quarter.

March 2011 quarter salient features:

- Group attributable gold production 830,000 ounces, 5 per cent higher than corresponding quarter last year;
- Total cash cost up 4 per cent to R168,455 per kilogram (US$751 per ounce) in line with corresponding quarter last year;
- Net operating costs reduced for the third successive quarter;
- NCE margin up 1 percentage point to 21 per cent; and
- Process of acquiring minorities in Peru completed and Ghana commenced.

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

"Gold production of 830,000 ounces in the March 2011 quarter was 5 per cent higher than the corresponding quarter a year ago (793,000 ounces). The fall of 8 per cent from the previous quarter was due to the traditional Christmas break in South Africa.

Sound cost control in all Regions has resulted in net operating costs decreasing from R5,015 million (US$724 million) in the December quarter to R4,878 million (US$699 million) in the March quarter as operations continue to benefit from business process re-engineering (BPR). This is the third quarter in a row that net operating costs have been reduced. Despite the relatively high fixed cost nature of the business, total cash cost increased quarter on quarter by only 4 per cent from R161,894 per kilogram (US$728 per ounce) to R168,455 per kilogram (US$751 per ounce) despite lower production in the March quarter compared with the December quarter. Cost containment allowed Gold Fields to increase its NCE margin to 21 per cent. Our intention is to position the Group to generate sustainable margins at a range of long-term gold prices.

Safety remains Gold Fields' single most important operational and sustainability issue. This is embodied in our promise that "if we cannot mine safely, we will not mine". To this end, we deeply regret the five fatalities reported this quarter. Despite a significant reduction in fatalities over the past three years, we have not shown an improvement over the last three quarters. Subsequently we are applying even greater rigour to our safety initiatives, centred mainly around strategies to engineer out risks, increased focus on compliance to standards and behavioural change.

Our growth strategy continues apace. Resource definition drilling continues at the Chucapaca project in Peru, with twelve drills currently on site. Drilling results demonstrate strong grade and structural continuity within the current resource model, and suggest that mineralisation is still open to the west. In parallel, work is ongoing on collecting data for the feasibility study, including metallurgical test work and the environmental impact assessment (EIA). A substantial community engagement and socio-economic programme is underway in the Chucapaca project area.

In the Philippines, exploration at the Far South East project is ramping up with five underground diamond drill rigs operating. Three more rigs are expected to be commissioned during the June 2011 quarter.

The metallurgical drilling programme at the Arctic Platinum project in Finland was completed. Two 50 tonne ore samples are now available for pilot plant flotation, which is scheduled to start in the June 2011 quarter and completed in the September 2011 quarter.

At the Yanfolila project in southern Mali, an inferred Mineral Resource of 740,000 gold equivalent ounces was declared as at December 2010. The resource delineation drilling programme is continuing and we expect further meaningful increases in our resource position during 2011. In addition, a scoping study is planned for later in the year.

Due to the progress we have made on these projects we are well positioned to achieve our goal of the Group having a profile of 5 million ounces per annum either in production or in development by 2015.

At the end of the March quarter, Gold Fields Corona (BVI) Limited, a wholly owned subsidiary of Gold Fields Limited made a voluntary purchase offer to acquire the outstanding common voting shares and investment shares of Gold Fields La Cima that were not already owned. The offer closed on 15 April 2011 with a high percentage take-up bringing our effective economic shareholding in La Cima (Cerro Corona) to 98.5 per cent from 80.7 per cent. This transaction was partially financed by a draw-down of existing debt facilities.

We have also entered into a binding agreement with IAMGOLD Corporation to acquire its 18.9 per cent minority stake in our Tarkwa and Damang mines in Ghana, for a cash consideration of US$667 million. The completion of the proposed acquisition, which is subject to certain conditions precedent being met, including Gold Fields shareholders approval, is expected by 31 July 2011.

These transactions are low risk acquisitions in line with our strategy of increasing our offshore exposure and acquiring 100 per cent of our operating assets where possible.

We have published our Integrated Annual Report for the six months to 31 December 2010. This marks an important change for Gold Fields, as it represents our first attempt at 'integrated' reporting, blending our operational, sustainability and financial performance. The integrated report provides a holistic understanding of Gold Fields performance, risks and opportunities and exciting long-term prospects. I encourage you to read the report."

Stock data		**JSE Limited – (GFI)**	
Number of shares in issue		**Range - Quarter**	**ZAR111.41 – ZAR128.40**
- at end March 2011	**722,283,489**	**Average Volume - Quarter**	**2,101,349 shares / day**
- average for the quarter	**721,328,149**	**NYSE – (GFI)**	
Free Float	**100 per cent**	**Range - Quarter**	**US$15.84 – US$18.14**
ADR Ratio	**1:1**	**Average Volume - Quarter**	**3,616,958 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**		

SOUTH AFRICAN RAND			Key statistics		UNITED STATES DOLLARS		
Quarter					**Quarter**		
March 2010	December 2010	**March 2011**			**March 2011**	December 2010	March 2010
24,690	27,951	25,808	kg	Gold produced*	oz (000)	830	898	793
169,538	161,894	168,455	R/kg	Total cash cost	$/oz	751	728	703
241,860	243,506	245,326	R/kg	Notional cash expenditure	$/oz	1,093	1,094	1,003
14,263	14,498	14,458	000	Tonnes milled/treated	000	14,458	14,498	14,263
265,641	303,958	311,708	R/kg	Revenue	$/oz	1,389	1,366	1,102
334	348	343	R/tonne	Operating costs	$/tonne	49	50	44
2,570	4,240	4,091	Rm	Operating profit	$m	586	610	344
35	46	46	%	Operating margin	%	46	46	35
9	20	21	%	NCE margin	%	21	20	9
316	(777)	1,100	Rm	Net earnings/(loss)	$m	158	(106)	44
44	(110)	153	SA c.p.s.		US c.p.s.	22	(15)	6
292	(776)	1,101	Rm	Headline earnings/(loss)	$m	158	(106)	40
41	(110)	153	SA c.p.s.		US c.p.s.	22	(15)	6
320	1,475	1,152	Rm	Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of (loss)/profit of associates after royalties and taxation	$m	165	211	44
45	206	160	SA c.p.s.		US c.p.s.	23	29	6

* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (71.1 per cent) and Cerro Corona in Peru (80.7 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 7 per cent.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Health and safety

We regret to report that five fatalities occurred at the South Africa region during the quarter. Three accidents were engineering related and two were mining related.

In comparison with the December quarter, the Group's fatal injury frequency rate regressed from 0.12 to 0.13. The lost day injury frequency rate improved by 13 per cent from 4.32 to 3.76 and the days lost frequency rate improved by 12 per cent from 194 to 171. The serious injury frequency rate regressed by 22 per cent from 1.75 to 2.13. The recent trend in our fatality rate is deeply concerning.

KDC again achieved one million fatality free shifts. The strategy of engineering out the risk in the South Africa region and ensuring compliance to standards and procedures continues to be core to improving the safety environment of all our employees. The focus for next quarter is to reduce the risk and number of tramming accidents. Compliance to standards is being driven 'top down' by management and supervisors with the help of technical experts.

Definitions

Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his injury at any time following the injury.

Days Lost takes into account the number of days lost due to injuries recorded.

Serious Injury takes into account any injury where a person is defined as an LDI but unable to return to work within 14 days of their injury occurring.

Financial review

Quarter ended 31 March 2011 compared with quarter ended 31 December 2010
Revenue
Attributable gold production decreased by 8 per cent from 898,000 ounces in the December quarter to 830,000 ounces in the March quarter. At the South African operations, production decreased by 15 per cent from 485,000 ounces to 411,000 ounces. Attributable gold production at the West African operations increased by 2 per cent from 169,000 ounces to 173,000 ounces. Attributable equivalent gold production at the South American operation increased by 14 per cent from 76,000 ounces to 87,000 ounces. At the Australian operations, gold production decreased by 7 per cent from 169,000 ounces to 158,000 ounces.

At the South Africa region, all of the operations were affected by the customary Christmas break which typically impacts the March quarter. At KDC, gold production decreased by 15 per cent from 310,600 ounces (9,661 kilograms) in the December quarter to 262,600 ounces (8,169 kilograms) in the March quarter. At Beatrix gold production decreased by 25 per cent from 99,000 ounces (3,080 kilograms) to 74,400 ounces (2,314 kilograms) mainly due to the combined effects of the Christmas break and safety related stoppages. At South Deep, production decreased by 2 per cent from 75,500 ounces (2,349 kilograms) to 74,000 ounces (2,301 kilograms).

At the West Africa region, managed gold production at Tarkwa increased by 5 per cent to 186,100 ounces for the quarter mainly due to increased CIL throughput and head grade. At Damang, gold production decreased by 5 per cent from 60,400 ounces to 57,500 ounces due to lower mining volumes from the higher grade Damang pit cutback.

At the South America region, production at Cerro Corona increased by 15 per cent from 93,700 equivalent ounces in the December quarter to 108,100 equivalent ounces in the March quarter. This was as a result of increased plant throughput, higher gold head grade and an increase in metal recoveries.

At the Australasia region, Agnew's gold production decreased by 14 per cent to 37,900 ounces. Production was impacted by a once off paste fill cement consistency issue. At St Ives, gold production decreased by 4 per cent from 125,100 ounces to 120,500 ounces due mainly to a decrease in mined grade.

The average quarterly US dollar gold price achieved increased from US$1,366 per ounce in the December quarter to US$1,389 per ounce in the March quarter. The average rand/US dollar exchange rate at R6.98 was marginally weaker than the December quarter level of R6.92 while the average Australian dollar achieved parity with the US dollar rising 2 per cent during the quarter. The resultant rand gold price increased from R303,958 per kilogram to R311,708 per kilogram.

Revenue decreased from R9,255 million (US$1,334 million) in the December quarter to R8,969 million (US$1,285 million) in the March quarter due to the lower production, partly offset by the higher gold price received.

Operating costs
Net operating costs decreased from R5,015 million (US$724 million) in the December quarter to R4,878 million (US$699 million) in the March quarter. Despite the lower production and inherently high fixed cost structure, total cash cost increased by only 4 per cent from R161,894 per kilogram (US$728 per ounce) to R168,455 per kilogram (US$751 per ounce).

At the South Africa region, operating costs decreased by 6 per cent from R2,964 million (US$428 million) to R2,783 million (US$399 million) mainly due to cost saving initiatives as well as lower electricity charges. Total cash cost at the South African operations increased by 10 per cent from R194,115 per kilogram (US$872 per ounce) to R213,759 per kilogram (US$953 per ounce) due to the decrease in production partially offset by the decrease in operating costs.

At the West Africa region, operating costs including gold-in-process movements, decreased by 12 per cent from US$139 million (R960 million) in the December quarter to US$122 million (R851 million) in the March quarter mainly due to a higher gold-in-process credit in the March quarter. Total cash cost at the West African operations decreased from US$540 per ounce in the December quarter to US$521 per ounce in the March quarter.

At Cerro Corona in South America, operating costs including gold-in-process movements increased from US$37 million (R252 million) to US$44 million (R305 million). The increase was mainly due to an increase in sales and distribution costs and an increase in the statutory workers legal participation in profits in line with the higher earnings. Total cash cost decreased from US$449 per ounce in the December quarter to US$387 per ounce in the March quarter due to the higher gold sales partially offset by increased operating costs.

At the Australasia region, operating costs including gold-in-process movements increased from A$124 million (R840 million) to A$134 million (R940 million). This was mainly due to a draw-down of inventory to supplement production. Total cash cost for the region increased from A$731 per ounce (US$719 per ounce) to A$835 per ounce (US$838 per ounce).

Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 4 per cent decrease in operating profit from R4,240 million (US$610 million) in the December quarter to R4,091 million (US$586 million) in the March quarter. The Group operating margin at 46 per cent was similar to the December quarter. The margin at the South African operations decreased from 35 per cent to 30 per cent. At the West African operations the margin increased from 57 per cent to 64 per cent. At Cerro Corona in South America the margin was similar at 72 per cent, while at the Australian operations the margin decreased from 47 per cent to 39 per cent.

Amortisation
Amortisation decreased from R1,334 million (US$193 million) in the December quarter to R1,240 million (US$178 million) in the March quarter, in line with the lower production.

Other
Net interest paid of R41 million (US$6 million) in the March quarter compares with net interest paid of R65 million (US$9 million) in the December quarter. In the March quarter interest paid of R116 million (US$17 million) was partly offset by interest received of R55 million (US$8 million) and interest capitalised of R20 million (US$3 million). This compares with interest paid of R140 million (US$20 million), partly offset by interest received of R56 million (US$8 million) and interest capitalised of R19 million (US$3 million) in the December quarter.

The share of loss of associates after taxation of R4 million (US$1 million) in the March quarter compares with a gain of R11 million (US$1 million) in the December quarter. The March quarter's loss relates to the Group's 34.9 per cent interest in Rand Refinery. The December quarter included a R7 million (US$1 million) translation adjustment on Rusoro and a R4 million (US$0 million) gain from Rand Refinery.

The gain on foreign exchange of R3 million (US$0 million) in the March quarter compares with R1 million (US$0 million) in the December quarter. These exchange differences relate to the conversion of offshore cash holdings into their functional currencies.

The gain on financial instruments of R6 million (US$1 million) in the March quarter, compares with R10 million (US$1 million) in the December quarter. These gains related to positive valuations of listed warrants.

Share based payments of R122 million (US$18 million) were R48 million (US$7 million) higher than the December quarter's R74 million (US$11 million) due to period-end forfeiture adjustments in the December quarter.

Other costs decreased from R80 million (US$11 million) in the December quarter to R76 million (US$11 million) in the March quarter.

Exploration
Exploration expenditure decreased from R223 million (US$32 million) in the December quarter to R139 million (US$20 million) in the March quarter attributable primarily to:
- a decrease in expenditure at Far South East (FSE) of R28 million (US$4 million) related to timing of expenditure. Expenditure for the quarter amounted to R17 million (US$2 million); and
- expenditure at Chucapaca which amounted to R85 million (US$12 million) in the March quarter and was capitalised as it reached pre-feasibility stage compared with expenditure of R48 million (US$7 million) in the December quarter which was expensed.

Refer to the exploration and corporate development section of this report for more detail on exploration activities.

Feasibility and evaluation costs
In the March quarter feasibility and evaluation costs amounted to R27 million (US$4 million) all of which was spent on the Far South East (FSE) project in the Philippines, as the other feasibility studies have reached the stage where they are being capitalised. This compares with R66 million (US$9 million) in the December quarter of which R43 million (US$6 million) was incurred at Chucapaca (all costs on this

project have been capitalised from this quarter) and R23 million (US$3 million) which was incurred at the FSE project.

Non-recurring items

The non-recurring items in the March quarter of R83 million (US$12 million) were mainly due to voluntary separation packages of R29 million (US$4 million) and business process re-engineering and restructuring costs of R53 million (US$8 million) at all our operations. The non-recurring items in the December quarter of R2,329 million (US$327 million) were mainly as a result of a series of empowerment transactions which included share-based payments for the Employee Share Option plan of R1.2 billion (US$172 million), share-based payments for the South Deep transaction of R825 million (US$116 million), share-based payments for the GFIMSA transaction of R73 million (US$10 million), voluntary separation packages of R95 million (US$13 million) and business process re-engineering and restructuring costs of R84 million (US$12 million) at all our operations.

Royalties

Government royalties increased from R92 million (US$14 million) in the December quarter to R165 million (US$24 million) in the March quarter. The higher royalty payment in the March quarter was due to the once-off royalty credit adjustment at the Ghanaian operations in the December quarter.

Taxation

Taxation for the quarter amounted to R780 million (US$112 million) compared with R561 million (US$81 million) in the December quarter.

Normal taxation decreased from R680 million (US$97 million) to R600 million (US$86 million). Deferred taxation moved from a credit of R119 million (US$16 million) in the December quarter to a charge of R180 million (US$26 million) in the March quarter. This movement was due to a R377 million (US$53 million) credit to deferred taxation as a result of a decrease in the deferred taxation rate at the South African mining operations in the December quarter.

Earnings

Net earnings attributable to ordinary shareholders amounted to R1,100 million (US$158 million) or 153 SA cents per share (US$0.22 per share), compared with a net loss of R777 million (US$106 million) or 110 SA cents per share (US$0.15 per share) in the December quarter.

Headline earnings i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R1,101 million (US$158 million) or 153 SA cents per share (US$0.22 per share), compared with headline losses of R776 million (US$106 million) or 110 SA cents per share (US$0.15 per share) in the December quarter.

Earnings excluding non-recurring items as well as gains and losses on foreign exchange, financial instruments and gains or losses of associates after royalties and taxation amounted to R1,152 million (US$165 million) or 160 SA cents per share (US$0.23 per share), compared with earnings of R1,475 million (US$211 million) or 206 SA cents per share (US$0.29 per share) reported in the December quarter.

Cash flow

Cash inflow from operating activities for the quarter amounted to R2,783 million (US$398 million), compared with R3,889 million (US$557 million) in the December quarter. This quarter on quarter decrease of R1.1 billion (US$159 million) was mainly due to the movements in working capital. The build-up of working capital of R291 million (US$42 million) in the March quarter compares with a release of working capital of R802 million (US$109 million) in the December quarter due to a short term build-up of accounts receivable associated mainly with the timing of concentrate sales.

In the March quarter dividends of R506 million (US$73 million) were paid to owners of the parent and R59 million (US$9 million) were paid to non-controlling interest holders at Damang. This compared with R149 million (US$20 million) in the December quarter all paid to non-controlling shareholders at La Cima and Damang. .

Capital expenditure decreased from R2,414 million (US$347 million) in the December quarter to R2,069 million (US$296 million) in the March quarter.

At the South Africa region, capital expenditure decreased from R1,257 million (US$182 million) in the December quarter to R995 million (US$143 million) in the March quarter mainly due to timing of expenditure. Capital expenditure at South Deep amounted to R411 million (US$59 million) in the March quarter compared with R511 million (US$74 million) in the December quarter, with the majority of the expenditure on development and the ventilation shaft deepening and infrastructure. Expenditure on ore reserve development (ORD) at KDC and Beatrix was R12 million less at R473 million. KDC's ORD decreased from R387 million to R380 million and Beatrix's ORD decreased from R98 million to R93 million quarter on quarter.

At the West Africa region, capital expenditure decreased from US$99 million to US$84 million due to a reduction in expenditure on mining fleet and equipment at Damang, as the owner mining project is nearing completion. In South America, at Cerro Corona, capital expenditure decreased from US$20 million to US$17 million.

At the Australasia region, capital expenditure decreased from A$44 million to A$39 million for the quarter. At Agnew, capital expenditure decreased from A$16 million to A$15 million. St Ives decreased from A$28 million to A$24 million with A$8 million spent on exploration and the balance on mine development.

Buy-out of non-controlling interest holders at La Cima amounted to R1,368 million (US$198 million) and related to the buy-out of 127.9 million shares representing 9 per cent of the issued shares of Gold Fields La Cima taking the Group's holding up to 89.7 per cent at quarter end. Income associated with this buy-out will be accounted for from the June quarter.

Proceeds on the disposal of investments of R12 million (US$2 million) relates to a loan repayment from one of the Group's mining contractors at St Ives.

Net cash inflow from financing activities in the March quarter amounted to R2.3 billion (US$330 million). Loans received in the March quarter amounted to R3.2 billion (US$458 million) mainly as a result of a draw-down on an offshore facility. Loans repaid amounted to R950 million (US$136 million), consisting primarily of R735 million (US$105 million) of the South African commercial paper programme and a partial repayment of the non-recourse term loan at Cerro Corona of R69 million (US$10 million).

Net cash inflow for the March quarter at R1,074 million (US$154 million) compared with R1,177 million (US$172 million) in the December quarter. After accounting for a positive translation adjustment of R66 million (negative US$9 million) on offshore cash balances, the net cash inflow for the March quarter was R1,139 million (US$145 million). The cash balance at the end of March was R6,603 million (US$954 million) compared with R5,464 million (US$810 million) at the end of December.

Notional cash expenditure (NCE)

Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

NCE per ounce influences how much free cash flow is available in order to pay taxation, interest, greenfields exploration, feasibility projects and dividends.

NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE for the March quarter amounted to R245,326 per kilogram (US$1,093 per ounce) compared with R243,506 per kilogram (US$1,094 per ounce) in the December quarter. The NCE margin for the Group improved from 20 per cent to 21 per cent.

At the South Africa region, NCE increased from R279,715 per kilogram (US$1,257 per ounce) to R295,494 per kilogram (US$1,317 per ounce). The NCE margin of 5 per cent in the March quarter compares with 7 per cent in the December quarter. The lower margin was due to the decrease in production partially offset by lower operating costs and lower capital expenditure. The overall NCE margin is impacted by the funding of South Deep. The NCE excluding South Deep increased from R252,202 per kilogram (US$1,134 per ounce) in the December quarter to R272,250 per kilogram (US$1,213 per ounce) in the March quarter. The NCE margin excluding South Deep was 13 per cent in the March quarter compared with 16 per cent in the December quarter.

At the West Africa region, NCE decreased from US$1,009 per ounce to US$938 per ounce and the NCE margin increased from 26 per cent to 32 per cent due to the higher production and lower capital expenditure.

At the South America region, NCE decreased from US$650 per ounce in the December quarter to US$537 per ounce in the March quarter due to the increased production and decreased capital expenditure. The NCE margin increased from 54 per cent to 61 per cent.

At the Australasia region, NCE increased from A$986 per ounce (US$970 per ounce) in the December quarter to A$1,035 per ounce (US$1,038 per ounce) in the March quarter due to the decreased production resulting in an NCE margin of 26 per cent compared with 29 per cent in the December quarter.

Balance sheet (Investments and net debt)

Investments decreased from R1,079 million (US$160 million) at 31 December 2010 to R1,022 million (US$148 million) at 31 March 2011. This was mainly due to Mvela Resources unbundling the 856,330 shares held, back to Gold Fields. The Group reclassified these shares as Treasury shares which are accounted for under shareholders equity.

The cash balance increased from R5,464 million (US$810 million) at the end of the December quarter to R6,603 million (US$954 million) at the end of the March quarter.

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R3,974 million (US$589 million) in the December quarter to R5,269 million (US$761 million) in the March quarter, as a result of borrowings incurred to fund the buy-out of minority shareholders in La Cima.

Detailed and operational review

Cost and revenue optimisation initiatives through Business Process Re-engineering

The Business Process Re-engineering programme (BPR) commenced during the second half of calendar 2010. The BPR involves a review of the mines' underlying organisational structures as well as the operational production processes from the stope to the mill. The objective is to introduce a new business blueprint, together with an appropriate organisational structure, which will support sustainable gold output at an NCE margin of 20 per cent in the short to medium term and 25 per cent in the longer term.

South Africa region

The BPR underpins the suite of M projects which was established during financial 2008 for delivering optimised cost and revenue results over a three year period.

Stoping full potential (Project 1M)

Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and 10 per cent per annum. The BPR Stoping full potential project aims to enable the delivery of full potential at every workface by introducing standardised reporting and practices and eliminating constraints.

The BPR Stoping full potential, amongst others, aims to leverage advance per blast to drive quality-volume and address the key constraints which affect productivity on a shaft by shaft basis, including

effective face times, logistics in-flow and out-flow models and mining cycles.

This is being achieved through the following key improvement initiatives:

- Implementation of a daily performance management routine and a suite of tools to minimise lost blasts;
- Acceleration of efforts to equip panels to improve flexibility and face length;
- Implementing improved planning and scheduling on a rolling 18 month basis for each panel;
- Optimising availability of in-stope workers through new labour management processes; and
- Addressing shaft specific key infrastructural and engineering constraints such as ventilation, hoisting-and shaft schedules, and winch management and repairs.

Average face advance regressed from 6.7 metres to 6.1 metres in the March quarter due to the impact of the Christmas break. Focus continued on safety, improvement of flexibility and panel availability factors.

Developing full potential (Project 2M)

Project 2M is a technology initiative aimed at mechanising all flat-end development (i.e. development on the horizontal plane) at the long-life shafts of KDC and Beatrix. South Deep is already a fully mechanised mine. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility through higher monthly development advance rates.

For the March quarter, 86 per cent of flat-end metres were advanced by mechanised means at the long-life shafts of KDC and Beatrix compared with 74 per cent in the December quarter. This improvement was largely achieved by increasing the efficiency of the rigs.

NCE full potential (Project 3M)

Project 3M focuses on optimised spend in specified categories. The BPR NCE full potential project focuses on all categories of spend. The first phase of the BPR initiatives, which commenced in the second half of calendar 2010 in South Africa and included the merger of the Kloof and Driefontein operations, now known as KDC, was concluded at the end of December 2010.

In the second phase of the project, targeted cost reductions of between R500 million (US$68 million) and R1.0 billion (US$137 million) have been scheduled for KDC and Beatrix for the period to December 2012. These cost saving initiatives are proposed to be achieved through various programmes which include, amongst others, productivity improvement initiatives, continued reduction in staff through natural attrition and voluntary severance and power cost savings initiatives. This will help to absorb some of the inflationary pressures faced in terms of input costs.

A key priority is a fit for purpose structure at South Deep which is:
- consistent with the new regional structure and principles;
- appropriate for the ramp-up; and
- customised for bulk trackless mechanised mining.

The completion of this work is a key deliverable for 2011.

Our intent with BPR in 2011 is to mitigate as much of the anticipated mining inflation increases as possible. Cost reductions of R87 million were achieved in the March quarter, resulting in inception to date savings of R260 million since the initiative started around the middle of 2010. These savings were mainly achieved by changing to a more cost effective support regime, a reduction in staff through natural attrition and the voluntary separation programme, a reduction in non-specialised contractors and power cost saving initiatives.

Project 4M

Project 4M focuses on the Mine Health and Safety Council (MHSC) milestones agreed to on 15 June 2003 at a tripartite health and safety summit, comprising representatives from Government, organised labour and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.

One of the milestone targets is that no machine or piece of equipment may generate a sound pressure level in excess of 110dB(A) after December 2013. In order to achieve this target the company is focusing on reducing the noise at source and enforcing the use of personal protective equipment.

The number of measurements expressed as a percentage of noise measurements of machinery/equipment emitting noise in excess of 110dB(A) is currently 4.7 per cent. Silencing of equipment is ongoing and each intervention is project managed.

Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the silicosis targets the company has several interventions in place, which include:
- the upgrading of tip filters by either replacing complete unit installations or installing additional first stage pre-filtration systems to increase dust filtration efficiency by removing larger particles of dust before they enter the primary dust filtration unit (94 per cent implementation to date across the South African region);
- the use of foggers to trap dust particles liberated from tipping points before dust enters the main air stream (83 per cent implementation to date across the South African region);
- footwall treatment to bind dust on the footwall and prevent it from being liberated into the intake air ways (100 per cent implementation to date across the South African region); and
- installation of tip doors. The tip doors are installed into the tipping points and remain closed when no tipping is taking place, thus reducing dust from entering the intake airways. The tip doors being spring loaded are self-closing once tipping is completed (54 per cent implementation to date across the South African region).

It must be noted that although the footwall treatment was completed in all identified areas, periodic retreatment is required to maintain effectiveness.

Of the individual gravimetric dust sample measurements taken during the March quarter, 98 per cent were below the occupational exposure limit of 0.1 milligrams per cubic metre, thus meeting the target of not less than 95 per cent of individual samples below the occupational exposure limit of 0.1 milligrams per cubic metre.

In March 2011, the South African Constitutional Court ruled that legislation which limited employees' rights to claim compensation for certain diseases including silicosis was unconstitutional. As a result, the Court found that employees had the right to sue employers for common law damages to the extent that such employees could prove that they had suffered loss as a result of the negligence of the employer and such loss could be quantified. The potential impact to the Group is being assessed. In addition, we are reviewing our current processes to determine what additional measures can be taken to further mitigate the risks to employees of contracting silicosis.

West Africa region
Tarkwa
Focus during the quarter was directed at productivity improvements, cost reductions through consumption improvement and price reductions in the areas of mining, processing and maintenance. Productivity improvements contributed to a record production quarter in the CIL process plant. The BPR delivered US$4 million for the quarter; US$2 million in throughput benefits and US$2 million in owner maintenance. Contract waste mining across the site was suspended towards the end of the quarter and replaced with full owner operation.

Focus for the June quarter is directed at improving gold production by debottlenecking existing processing plants with the commissioning of three new larger tertiary crushers at the North Heap leach facility together with initiatives to reduce downtime at all the crushing and process circuits. Implementation of initiatives in global sourcing of grinding media, re-negotiation of maintenance and repair contracts (MARC) and consolidation of earth works contracts on site is expected to reduce operating costs by US$6 million per annum. BPR is also focused on improving mining efficiencies, optimising the mining fleet and improving controls around fuel consumption.

Damang
The first phase of the business process re-engineering project was completed with the conversion from contractor mining to owner operation and owner maintenance which was completed on 24 March 2011. During the quarter owner mining commenced in the satellite pits and benefits of US$2 million were achieved, with full benefits expected to be realised in the June 2011 quarter.

Focus for the June quarter is directed at the implementation of phase 2 of the business process re-engineering, which encompasses maximising the full benefits from owner mining and duplicating the business process re-engineering initiatives implemented at Tarkwa.

Australasia region
Agnew
Following the introduction of owner mining, productivity consultants have assisted in reviewing the short term interval controls thereby improving the tonnes trucked from underground. Agnew also replaced the MARC with owner maintenance of the production mining fleet which will improve equipment availability and reduce costs. The remainder of 2011 will see the consolidation of the improvements made with continued training of front line supervisors in short term interval control and focus on key production issues. In the process plant, an upgrade to the gravity plant will be installed and commissioned over the next two quarters, resulting in improvements to recovery and process efficiencies by the end of the third quarter of 2011.

St Ives
BPR at St Ives is focused on high value business improvement opportunities with the potential to generate A$25 million in benefits per annum. The improvement of short term interval controls in all areas has resulted in measurable improvement especially in the Heap leach plant where daily throughput has been increased. Other opportunities are in implementation phase with an expectation that many of these will transition to cash flow status in the June quarter.

A key BPR initiative at St Ives has been the optimisation study of the entire mine and process stream by outside specialists. The results of this optimisation are currently being analysed and assessed and key improvements will be introduced into life of mine plans and operational strategies. Part of this work is to also investigate the heap leach verses milling mix and what opportunity exists to improve throughput and efficiencies. St Ives also intends to move towards an owner operated model whereby the site has less reliance on contractors in key areas. This strategy is being implemented during 2011 and 2012 as contracts expire.

South Africa region

KDC

		March 2011	December 2010
Gold produced	- 000'oz	262.6	310.6
	- kg	8,169	9,661
Yield - underground	- g/t	6.6	6.6
- combined	- g/t	3.2	3.8
Total cash cost	- R/kg	206,916	191,088
	- US$/oz	922	859
Notional cash expenditure	- R/kg	264,341	253,286
	- US$/oz	1,178	1,138
NCE margin	- %	15	16

Gold production decreased from 310,600 ounces (9,661 kilograms) in the December quarter to 262,600 ounces (8,169 kilograms) in the March quarter due to lower volumes mined because of the Christmas break and a decline in the average mine call factor. Production in the quarter was negatively impacted by various safety stoppages, adverse environmental conditions and engineering related issues which have contributed to the lower mine call factor due to underground ore accumulations.

Underground tonnes milled decreased from 1.35 million tonnes in the December quarter to 1.09 million tonnes in the March quarter directly as a result of the lower volumes mined exacerbated by the lower mine call factor. Underground yield at 6.6 grams per tonne was similar to the previous quarter. Surface tonnes milled increased from 1.18 million tonnes to 1.44 million tonnes due to higher volumes treated during the Christmas break. Surface yield remained constant at 0.7 grams per tonne.

Main development decreased by 4 per cent from 11,976 metres to 11,545 metres while on-reef development increased by 16 per cent from 2,057 metres to 2,378 metres. The average development value increased from 1,868 centimetre grams per tonne in the December quarter to 2,257 centimetre grams per tonne in the March quarter.

Operating costs decreased from R1,861 million (US$269 million) to R1,721 million (US$247 million). This decrease was mainly due to cost saving initiatives and a decrease in employees in service, together with lower electricity charges and a decrease in stores cost due to the lower production. Total cash cost for the quarter increased by 8 per cent from R191,088 per kilogram (US$859 per ounce) in the December quarter to R206,916 per kilogram (US$922 per ounce) in the March quarter.

Operating profit decreased from R1,057 million (US$152 million) in the December quarter to R826 million (US$118 million) in the March quarter.

Capital expenditure decreased from R586 million (US$85 million) to R439 million (US$63 million) mainly due to timing of spend on various projects.

Notional cash expenditure increased from R253,286 per kilogram (US$1,138 per ounce) in the December quarter to R264,341 per kilogram (US$1,178 per ounce) in the March quarter mainly as a result of the lower gold produced. The NCE margin decreased from 16 per cent to 15 per cent.

Beatrix

		March 2011	December 2010
Gold produced	- 000'oz	74.4	99.0
	- kg	2,314	3,080
Yield - underground	- g/t	4.4	4.4
- combined	- g/t	2.5	3.0
Total cash cost	- R/kg	232,411	192,630
	- US$/oz	1,036	866
Notional cash expenditure	- R/kg	300,173	248,799
	- US$/oz	1,338	1,118
NCE margin	- %	4	17

Gold production decreased from 99,000 ounces (3,080 kilograms) in the December quarter to 74,400 ounces (2,314 kilograms) in the March quarter. The lower production was mainly due to the Christmas break and safety related stoppages. The safety stoppages and interruptions due to equipment failures contributed to a lower mine call factor due to underground ore accumulations.

Underground tonnes milled decreased from 666,000 tonnes to 499,000 tonnes, while the underground yield remained constant at 4.4 grams per tonne. Surface tonnes milled increased from 362,000 tonnes to 409,000 tonnes due to higher volumes treated during the Christmas break. Surface yield decreased from 0.4 grams per tonne to 0.3 grams per tonne.

Main development decreased from 6,191 metres in the December quarter to 5,135 metres in the March quarter as planned. The on-reef development decreased from 1,622 metres to 1,495 metres and the average main development value increased from 1,044 centimetre grams per tonne in the December quarter to 1,121 centimetre grams per tonne in the March quarter, mainly due to the value variability of the zones being developed.

Operating costs decreased from R606 million (US$88 million) in the December quarter to R549 million (US$79 million) in the March quarter. This decrease was mainly due to lower production volumes and cost saving initiatives. Total cash cost increased from R192,630 per kilogram (US$866 per ounce) to R232,411 per kilogram (US$1,036 per ounce) due to the lower production.

Operating profit decreased from R322 million (US$46 million) in the December quarter to R174 million (US$25 million) in the March quarter.

Capital expenditure decreased from R160 million (US$23 million) to R145 million (US$21 million) with the majority spent on infrastructure upgrades, the methane exploitation CDM (Clean Development Mechanism) project and ore reserve development.

Notional cash expenditure increased from R248,799 per kilogram (US$1,118 per ounce) in the December quarter to R300,173 per kilogram (US$1,338 per ounce) in the March quarter due to the lower production. The NCE margin decreased from 17 per cent to 4 per cent.

South Deep project

		March 2011	December 2010
Gold produced	- 000'oz	74.0	75.5
	- kg	2,301	2,349
Yield - underground	- g/t	5.7	5.1
- combined	- g/t	4.0	3.9
Total cash cost	- R/kg	219,296	208,514
	- US$/oz	977	937
Notional cash expenditure	- R/kg	401,391	428,948
	- US$/oz	1,789	1,928
NCE margin	- %	(28)	(42)

Gold production at South Deep decreased from 75,500 ounces (2,349 kilograms) in the December quarter to 74,000 ounces (2,301 kilograms) in the March quarter. This marginal decrease in production was largely due to the Christmas break. A mechanised mining record of 170,000 reef tonnes broken was achieved in the month of March, primarily due to increased production from long-hole stoping and benching, which contributed towards ameliorating the impact of the Christmas break.

Underground ore processed decreased from 442,000 tonnes in the December quarter to 387,000 tonnes in the March quarter. Total tonnes milled, which included 108,000 tonnes from surface sources and 83,000 tonnes of off-reef development, decreased from 606,000 tonnes in the December quarter to 578,000 tonnes in the March quarter. Underground yield increased from 5.1 grams per tonne in the December quarter to 5.7 grams per tonne in the March quarter. This was mainly due to increased production from the higher grade 95 3 West area.

Development decreased from 3,096 metres to 2,842 metres in the March quarter. The new mine capital development in phase 1, sub 95 level, decreased by 3 per cent from 908 metres in the March quarter to 882 metres in the December quarter. Development in the current mine areas above 95 level decreased from 1,987 metres to 1,699 metres. All development, both above and below 95 level, declined quarter on quarter as a consequence of the Christmas break. Vertical development increased from 201 metres in the December quarter to 261 metres in the March quarter. De-stress mining decreased from 6,975 square metres in the December quarter to 4,987 square metres in the March quarter also as a result of the Christmas break.

Operating costs increased from R497 million (US$72 million) in the December quarter to R512 million (US$73 million) in the March quarter. This increase was mainly due to overtime worked to limit the loss in production due to the Christmas break and due to major maintenance work. In addition, labour cost for the December quarter was lower than normal due to the impact of the no-work-no-pay rule applied during the strike. Total cash cost increased from R208,514 per kilogram (US$937 per ounce) to R219,296 per kilogram (US$977 per ounce).

Operating profit decreased by 3 per cent from R214 million (US$31 million) in the December quarter to R207 million (US$30 million) in the March quarter.

Capital expenditure decreased from R511 million (US$74 million) in the December quarter to R411 million (US$59 million) in the December quarter, in line with the project plan. The majority of this capital expenditure was on development, the ventilation shaft deepening and infrastructure, as well as construction of the new tailings dam facility.

Notional cash expenditure decreased from R428,948 per kilogram (US$1,928 per ounce) in the December quarter to R401,391 per kilogram (US$1,789 per ounce) in the March quarter due to lower capital expenditure.

West Africa region
Ghana

Tarkwa

		March 2011	December 2010
Gold produced	- 000'oz	186.1	176.6
Yield - heap leach	- g/t	0.5	0.5
- CIL plant	- g/t	1.5	1.4
- combined	- g/t	1.0	1.0
Total cash cost	- US$/oz	464	517
Notional cash expenditure	- US$/oz	871	893
NCE margin	- %	37	35

Gold production increased from 176,600 ounces in the December quarter to 186,100 ounces in the March quarter. The higher production was as a result of increased CIL throughput and head grade.

Total tonnes mined, including capital stripping, decreased from 32.9 million tonnes in the December quarter to 29.3 million tonnes in the March quarter. Productivity was affected by diverting mining fleet from the pits to supply waste material for the construction of the new Tailings Storage Facility. Ore mined at 5.5 million tonnes and mined grade at 1.24 grams per tonne was similar to the previous quarter. The strip ratio reduced from 4.86 in the December quarter to 4.36 in the March quarter. Contract waste mining across the site has been replaced with full owner operation.

The total feed to the CIL plant increased from 2.85 million tonnes in the December quarter to 2.94 million tonnes in the March quarter. Yield from the CIL plant increased from 1.4 grams per tonne to 1.5 grams per tonne. The CIL plant produced a record 138,500 ounces in the March quarter compared with 126,800 ounces in the December quarter.

Total feed to the heap leach decreased from 2.90 million tonnes to 2.86 million tonnes. The heap leach process yield decreased from 0.53 grams per tonne to 0.52 grams per tonne. The "High Pressure Grinding Roller" (HPGR) unit at the South heap leach processed 0.87 million tonnes, compared with 0.84 million tonnes in the December quarter. The HPGR tonnes are included in the total feed tonnes to the heap leach. The heap leach process produced 47,600 ounces, compared with 49,800 ounces in the December quarter. The shortfall was attributable to a decrease in gold placed on the heaps and flow delays through multiple lifts.

Operating costs, including gold-in-process movements, decreased from US$101 million (R695 million) in the December quarter to US$83 million (R576 million) in the March quarter. This was mainly due to a higher gold-in-process credit in the March quarter partly offset by higher fuel and power prices. Total cash cost decreased from US$517 per ounce in the December quarter to US$464 per ounce in the March quarter, mainly as a result of increased production and the higher credit to gold-in-process.

Operating profit increased from US$141 million (R977 million) to US$175 million (R1,219 million).

Capital expenditure increased from US$56 million (R384 million) in the December quarter to US$57 million (R396 million) in the March quarter, with new mining equipment, the tailings dam expansion and pre-stripping being the major items.

Notional cash expenditure decreased from US$893 per ounce to US$871 per ounce due to increased production. The NCE margin increased from 35 per cent to 37 per cent.

Damang

		March 2011	December 2010
Gold produced	- 000'oz	57.5	60.4
Yield	- g/t	1.4	1.5
Total cash cost	- US$/oz	703	608
Notional cash expenditure	- US$/oz	1,154	1,349
NCE margin	- %	17	2

Gold production decreased from 60,400 ounces in the December quarter to 57,500 ounces in the March quarter, as a result of lower mining volumes from the high grade Damang pit cutback (DPCB). This was due to partial sterilisation of the pit floor while mining the East ramp which will allow access to additional ore supply from the end of the year by increasing the pit floor area. Due to safety reasons mining of the high grade ore zone in the DPCB was restricted as concurrent mining of the ramp on the Eastern high wall and mining of the pit floor cannot take place simultaneously. As a consequence, lower grade material was fed to the plant during the quarter which resulted in a lower yield. Mining of the ramp will continue to constrain production by approximately 5 to 10 per cent until the end of the year.

Total tonnes mined, including capital stripping, increased from 3.3 million tonnes in the December quarter to 5.1 million tonnes in the March quarter. The increase in tonnes mined is a requirement for exposing long term ore reserves and delivery of fresh ore to the mill. Ore mined increased from 1.1 million tonnes to 1.3 million tonnes. The total strip ratio, including capital strip was 3.1 compared with the previous quarter's 2.0. The replacement of contractor mining with owner mining was substantially completed by the end of March.

Tonnes processed at 1.25 million tonnes were similar to the December quarter. The yield decreased from 1.5 grams per tonne to 1.4 grams per tonne mainly due to a reduction in mining volumes from the DPCB as described earlier.

Operating costs, including gold-in-process movements, increased from US$38 million (R264 million) in the December quarter to US$39 million (R274 million) in the March quarter mainly due to increased power and fuel costs. Total cash cost increased from US$608 per ounce to US$703 per ounce mainly as a result of the decreased production and increased costs.

Operating profit decreased from US$45 million (R310 million) in the December quarter to US$40 million (R280 million) in the March quarter.

Capital expenditure decreased from US$43 million (R305 million) to US$27 million (R187 million) mainly as a result of the owner mining project reaching completion. Capital expenditure on the owner mining project amounted to US$8 million (R56 million) in the March quarter compared with US$35 million (R242 million) in the December quarter. Since inception US$51 million has been spent on owner mining with US$4 million required on remaining equipment. The project was completed on time and total expenditure was in line with the plan.

Notional cash expenditure decreased from US$1,349 per ounce in the December quarter to US$1,154 per ounce in the March quarter. The NCE margin increased from 2 per cent to 17 per cent due to the lower capital expenditure.

South America region
Peru

Cerro Corona

		March 2011	December 2010
Gold produced	- 000'oz	40.6	34.6
Copper produced	- tonnes	9,685	9,474
Total equivalent gold produced	- 000' eq oz	108.1	93.7
Total equivalent gold sold	- 000' eq oz	112.2	87.5
Yield - gold	- g/t	0.8	0.8
- copper	- %	0.64	0.66
- combined	- g/t	2.1	1.9
Total cash cost	- US$/eq oz	387	449
Notional cash expenditure	- US$/eq oz	537	650
NCE margin	- %	61	54
Gold price *	- US$/oz	1,383	1,361
Copper price *	- US$/t	9,648	8,516

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold produced increased from 34,600 ounces in the December quarter to 40,600 ounces in the March quarter. Copper production increased from 9,474 tonnes to 9,685 tonnes. Concentrate sold contained a payable content of 42,150 gold ounces and 10,170 tonnes of copper with average prices of US$1,379 per ounce of gold and US$9,021 per tonne of copper respectively, net of treatment and refining charges.

The higher gold and copper production in the March quarter was due to a 6 per cent increase in ore processed (1.58 million tonnes compared with 1.50 million tonnes), a higher gold head grade (1.26 grams per tonne compared with 1.18 grams per tonne) and an increase in metal recoveries. Gold metal recoveries improved from 63.2 per cent to 65.7 per cent and copper improved marginally from 82.0 per cent to 82.5 per cent, mainly driven by a higher quality of material mined during the March quarter. This was partly offset by a decrease in copper head grade (0.80 per cent to 0.77 per cent).

Total tonnes mined increased from 3.01 million tonnes in the December quarter to 3.29 million tonnes in the March quarter. Ore mined at 1.67 million tonnes was 11 per cent higher than the 1.50 million tons mined in the December quarter, reflecting the higher plant availability and tonnage treated. The strip ratio for the March quarter was 0.97, down from 1.00 in the previous quarter.

Gold yield for the March quarter was similar to the December quarter at 0.80 grams per tonne, while copper yield was 0.64 per cent compared with 0.66 per cent in the December quarter. Equivalent gold yield increased from 1.9 grams per tonne to 2.1 grams per tonne.

Operating costs, including gold-in-process movements, increased from US$37 million (R252 million) in the December quarter to US$44 million (R305 million) in the March quarter, mainly due to a concentrate inventory reduction of 2,900 tonnes, an increase in infill drilling, higher sales and distribution costs due to higher volume shipped, and an increase in the accrual for statutory workers legal participation of profits in line with the higher earnings. Total cash cost was US$387 per equivalent ounce for the March quarter compared with US$449 per equivalent ounce in the December quarter, mainly reflecting the effect of the higher equivalent ounces sold.

Operating profit increased from US$88 million (R604 million) in the December quarter to US$112 million (R785 million) in the March quarter, reflecting the higher metal production and sales together with higher metal prices.

Capital expenditure for the March quarter was US$17 million (R117 million), compared with US$20 million (R142 million) in the December quarter. The lower expenditure during the March quarter was mainly due to delays in the permitting for the oxide plant.

Notional cash expenditure decreased from US$650 per equivalent ounce in the December quarter to US$537 per equivalent ounce in the March quarter due to the lower capital expenditure and the higher equivalent ounces produced. The NCE margin increased from 54 per cent to 61 per cent.

Australasia region
Australia

St Ives

		March 2011	December 2010
Gold produced	- 000'oz	120.5	125.1
Yield - heap leach	- g/t	0.5	0.4
- milling	- g/t	2.9	3.1
- combined	- g/t	2.3	2.4
Total cash cost	- A$/oz	860	768
	- US$/oz	862	756
Notional cash expenditure	- A$/oz	997	991
	- US$/oz	1,000	976
NCE margin	- %	28	29

Gold production decreased from 125,100 ounces in the December 2010 quarter to 120,500 ounces in the March 2011 quarter due to an overall decrease in mined grade this quarter.

At the underground operations, ore mined decreased from 484,700 tonnes at 4.6 grams per tonne in the December 2010 quarter to 456,700 tonnes at 4.2 grams per tonne in the March 2011 quarter. This grade and tonnage reduction reflects reduced ore and grade from Belleisle during this quarter, in line with the planned closure scheduled for next quarter, and the re-scheduling of the ramp-up process at Athena, placing emphasis on long hole and slot drilling to achieve greater short- to medium-term flexibility, thereby sacrificing early available ounces. Athena is nonetheless expected to achieve full production by June 2011, as planned.

At the open pit operations total ore tonnes mined was similar at 0.95 million tonnes. Overall open pit grade decreased from 2.2 grams per tonne to 1.9 grams per tonne, in line with current mine scheduling.

Gold produced from the Lefroy mill decreased from 119,400 ounces in the December 2010 quarter to 113,600 ounces in the March 2011 quarter, due to a decrease in head grade from 3.3 grams per tonne to 3.0 grams per tonne. The decreased head grade reflects the reduced mined grades from source. Production from the heap leach facility increased from 5,700 ounces in the December 2010 quarter to 6,900 ounces in the March 2011 quarter.

Operating costs, including gold-in-process movements, increased from A$95 million (R647 million) in the December 2010 quarter to A$105 million (R736 million) in the March 2011 quarter. This was mainly due to a draw-down of inventory to supplement the lower ounces mined, produced at similar costs because of the fixed nature of costs at St Ives. Total cash cost increased from A$768 per ounce (US$756 per ounce) to A$860 per ounce (US$862 per ounce) due to reduced production and draw-down from gold-in-process.

Operating profit decreased from A$79 million (R535 million) to A$62 million (R435 million), due to lower revenue and increased costs this quarter.

Capital expenditure decreased from A$28 million (R194 million) to A$24 million (R166 million) with the majority of expenditure invested in exploration and mine development. The access road to the Formidable open pit project has been established and pre-strip activities will commence next quarter. The Formidable open pit is expected to yield

53,000 ounces of gold over a 16 month period with full production expected in October 2011.

Notional cash expenditure increased from A$991 per ounce (US$976 per ounce) in the December 2010 quarter to A$997 per ounce (US$1,000 per ounce) in the March 2011 quarter. The NCE margin decreased from 29 per cent to 28 per cent.

Agnew

		March 2011	December 2010
Gold produced	- 000'oz	37.9	44.3
Yield	- g/t	6.4	6.6
Total cash cost	- A$/oz	758	625
	- US$/oz	760	615
Notional cash expenditure	- A$/oz	1,155	969
	- US$/oz	1,158	954
NCE margin	- %	17	29

Gold production decreased from 44,300 ounces in the December quarter to 37,900 ounces in the March quarter. Ore mined from underground decreased from 167,000 tonnes at a head grade of 8.1 grams per tonne in the December quarter to 147,000 tonnes at a head grade of 8.2 grams per tonne in the March quarter. Production was impacted by a once off paste fill cement consistency issue, limiting the ability to bring stopes into sequence at Kim lode, the highest grade section at the Waroonga underground mine.

Tonnes processed reduced from 208,000 tonnes in the December quarter to 184,000 tonnes in the March quarter, with a decrease in yield from 6.6 grams per tonne to 6.4 grams per tonne as underground production decreased. The tonnes mined from underground were supplemented with low grade material from surface stockpiles.

Operating costs, including gold-in-process movements, increased from A$28 million (R193 million) in the December quarter to A$29 million (R204 million) in the March quarter. Total cash cost per ounce increased from A$625 per ounce (US$615 per ounce) to A$758 per ounce (US$760 per ounce) due primarily to the decreased production.

Operating profit decreased from A$33 million (R221 million) in the December quarter to A$24 million (R166 million) in the March quarter.

Capital expenditure decreased from A$16 million (R105 million) in the December quarter to A$15 million (R105 million) in the March quarter. This included A$4 million spent on the Songvang open pit project, which delivered its first ore in April 2011, and A$2 million on the new ventilation system, which includes a return air shaft and primary ventilation fans allowing the Waroonga underground mine to extend at depth.

Notional cash expenditure increased from A$969 per ounce (US$954 per ounce) in the December quarter to A$1,155 per ounce (US$1,158 per ounce) in the March quarter due to the decreased production. The NCE margin decreased from 29 per cent to 17 per cent.

Quarter ended 31 March 2011 compared with quarter ended 31 March 2010

Group attributable gold production increased by 5 per cent from 793,000 ounces for the quarter ended March 2010 to 830,000 ounces for the quarter ended March 2011.

At the South African operations gold production increased from 395,000 ounces to 411,000 ounces. KDC's gold production increased from 255,000 ounces to 263,000 ounces due to an increase in volumes mined. Beatrix's gold production decreased from 83,000 ounces to 74,000 ounces mainly due to lower volumes mined and processed.

South Deep's gold production increased from 58,000 ounces to 74,000 ounces in line with the build-up plan.

At the West African operations, total managed gold production increased from 227,000 ounces for the quarter ended March 2010 to 244,000 ounces for the quarter ended March 2011. At Damang, gold production increased by 7 per cent from 54,000 ounces to 58,000 ounces and at Tarkwa, gold production increased by 8 per cent from 173,000 ounces to 186,000 ounces due to increased CIL throughput and increased head grades.

In South America, gold equivalent production at Cerro Corona decreased from 110,000 ounces in the March 2010 quarter to 108,000 ounces in the March 2011 quarter.

At the Australasia operations gold production increased by 7 per cent from 148,000 ounces in the March 2010 quarter to 158,000 ounces in the March 2011 quarter. St Ives increased by 12 per cent from 107,000 ounces to 121,000 ounces. This was mainly due to an increase in underground tonnes. Production at Agnew decreased from 41,000 ounces to 38,000 ounces due to delays in stope availability as a result of the paste fill issue in the March 2011 quarter.

Revenue increased by 23 per cent from R7,280 million (US$971 million) to R8,969 million (US$1,285 million). The average gold price increased by 17 per cent from R265,641 per kilogram (US$1,102 per ounce) in the quarter ended March 2010 to R311,708 per kilogram (US$1,389 per ounce) in the March 2011 quarter. The US dollar strengthened from US$1 = R7.50 to US$1 = R6.98 or 7 per cent, while the rand/Australian dollar weakened by 4 per cent from A$1 = R6.76 to A$1 = R7.00. The Australian dollar strengthened 11 per cent from 90 cents to 100 cents or parity with the US dollar.

Operating costs, including gold-in-process movements, increased from R4,710 million (US$628 million) to R4,878 million (US$699 million). At the South Africa region, the increase in costs was mainly due to annual wage and electricity tariff increases. At the West Africa region, the increase in costs was due to electricity tariff increases, fuel price increases and annual wage increases, while in South America increased statutory workers participation in profits contributed to the increase in costs. Total cash cost for the Group decreased from R169,538 per kilogram (US$703 per ounce) to R168,455 per kilogram (US$751 per ounce) due to increased gold production and cost reductions throughout the Group.

At the South African operations operating costs increased by 2 per cent from R2,733 million (US$364 million) for the March 2010 quarter to R2,783 million (US$399 million) for the March 2011 quarter. This was due to annual wage increases and increased electricity tariffs, partly offset by cost saving initiatives and fewer employees at all the operations. Total cash cost at the South African operations decreased from R214,467 per kilogram to R213,759 per kilogram as a result of the above.

At the West African operations, operating costs, including gold-in-process movements, decreased from US$131 million in the March 2010 quarter to US$122 million in the March 2011 quarter. This was due to a higher gold-in-process credit, partly offset by the increase in production, annual wage increases, fuel increases and power increases.

At Cerro Corona in South America, operating costs including gold-in-process movements increased from US$34 million in the March 2010 quarter to US$44 million in the March 2011 quarter, in line with the increase in production and the increase in statutory workers participation.

At the Australasia operations, operating costs including gold-in-process movements increased from A$109 million in the March 2010 quarter to A$134 million in the March 2011 quarter. At St Ives, operating costs increased from A$91 million to A$96 million. Gold-in-process moved from a credit to cost of A$7 million to a charge of A$9 million due to a draw-down of stockpiles and gold-in-circuit in the March 2011 quarter. At Agnew, operating costs increased from A$25 million to A$29 million mainly due to escalations in the fuel price and salary increases.

Operating profit increased from R2,570 million (US$344 million) to R4,091 million (US$586 million). Non-recurring costs of R83 million (US$12 million) for the March 2011 quarter compare to non-recurring income of R22 million (US$4 million) for the March 2010 quarter. The non-recurring items for the March 2011 quarter were due to voluntary separation packages of R30 million (US$4 million) and business process re-engineering costs of R53 million (US$8 million) at all the operations.

The non-recurring items for the March 2010 quarter were mainly as a result of profit on the disposal of 1.4 million of the top-up Eldorado shares.

Government royalties increased from R117 million (US$16 million) in the March 2010 quarter to R165 million (US$24 million) in the March 2011 quarter, as the March 2010 quarter only included one month's royalty at the South Africa region.

Taxation increased from R430 million (US$58 million) in the March 2010 quarter to R780 million (US$112 million) in the March 2011 quarter.

After accounting for the sundry items, royalties and taxation, net earnings attributable to ordinary shareholders amounted to R1,100 million (US$158 million), compared with earnings of R316 million (US$44 million) for the quarter ended March 2010.

Earnings excluding non-recurring items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R1,152 million (US$165 million) for the quarter ended March 2011, compared with R320 million (US$44 million) for the quarter ended March 2010.

Growth

Gold Fields has a target of achieving five million ounces per annum, either in production or in development, by the end of 2015. To this end we have developed an extensive pipeline of projects which are discussed below.

PROJECT DEVELOPMENT
Far South East (FSE)
In the Philippines, exploration at the Far South East project (Gold Fields option to earn 60 per cent from Lepanto Mining) is ramping up with five underground diamond drill rigs operating. Initial drilling confirms that the ore body is open laterally and at depth. Further drilling has been commissioned to gain a full understanding of the potential value. In the March quarter, 5,300 metres of drilling has been completed. Three more rigs are due to be commissioned during the June 2011 quarter.

In parallel, conceptual study work has started on hydrogeology, metallurgy, tailings disposal and infrastructure. A preliminary desktop seismic study and a water balance study have been completed. A community relations team has been established and deployed.

Study work during the March quarter concentrated on various mining options and methods.

Exploration expenditure of R17 million (US$2 million) and feasibility and evaluation costs of R27 million (US$4 million) in the March quarter compared with exploration expenditure of R21 million (US$3 million) and feasibility and evaluation costs of R23 million (US$3 million) in the December quarter.

Chucapaca
Resource definition drilling continues at the Chucapaca project in Peru (Gold Fields 51 per cent), with twelve drills currently on site. The drilling results demonstrate strong grade and structural continuity within the current resource model and suggest that mineralisation is still open to the west.

Subsequent to the scoping study (completed in May 2010), further drilling delivered encouraging results and it was decided to commence a full feasibility study with completion targeted mid 2012. The feasibility study encompasses an additional 106,000 metres of resource and geotechnical drilling as well as metallurgical testwork.

Services from four engineering companies have been contracted to conduct the engineering and costing work to the feasibility study estimate level.

EIA baseline work commenced and is expected to be completed in the first quarter of 2012.

A substantial community engagement and socio-economic plan is underway with the local communities and formal agreements are in place to complete the exploration and study phases of the work programme.

Capitalised exploration expenditure for the March quarter amounted to R85 million (US$12 million) compared with expensed exploration expenditure of R48 million (US$7 million) and feasibility and evaluation costs of R43 million (US$6 million) in the December quarter.

Arctic Platinum project (APP)
The metallurgical drilling programme at APP in Finland (Gold Fields 100 per cent) was completed with two 50 tonne ore samples now available for pilot plant flotation, which is scheduled to start in the June 2011 quarter. Concentrates generated from this work will be available for pilot plant hydrometallurgical testing, with completion during the September 2011 quarter.

EXPLORATION PROJECTS
In addition to the three resource development projects, the Greenfields exploration portfolio also consists of three advanced drilling projects, seven initial drilling projects and nine target definition projects in Peru, Chile, Mali, Ghana, Canada, Finland, Kyrgyzstan, Australia and the Philippines. Near mine exploration continued at St Ives, Agnew, Damang and commenced at Cerro Corona during the quarter.

Advanced drilling projects
At the Yanfolila project in southern Mali (Gold Fields 85 per cent), resource delineation drilling continued on the Komana East and Komana West deposits, while initial drilling was carried out on several targets within a 20 kilometre radius of Komana East. Results continue to be encouraging.

The fully audited and SAMREC 2007 compliant Inferred Mineral Resource (100 per cent), based on the exploration drilling up to December 2010, is summarised as follows:

Deposit	Tonnes (Mt)	Grade (g/t Au)	Metal (koz Au)
Komana East	5.1	2.5	410
Komana West	4.0	2.6	330
Total	**9.1**	**2.5**	**740**

Note: Inferred Mineral Resources are reported in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2007 edition (SAMREC Code); reported without dilution or ore loss within an optimised pit shell at a cut-off grade of 0.41 grams per tonne. Gold Fields commodity price of US$1,100 per ounce was used in optimisation. Some figures may not add due to rounding.

The resource delineation drilling programme is continuing through the June 2011 quarter in parallel with other elements of a scoping study to be completed in the September 2011 quarter.

Gold Fields can earn up to a 70 per cent interest in the Woodjam project in British Columbia, Canada with joint venture partners Fjordland Exploration Inc. (TSX.V:"FEX") and Cariboo Rose Resources (TSX.V:"CRB"). Following encouraging exploration results in 2010, the decision was taken to accelerate the drilling programme, complete a SAMREC 2007 compliant mineral resource declaration and a scoping study by the March 2012 quarter. Two diamond drills are currently on site and infill resource delineation drilling is in progress at the Southeast zone target. Additional drill holes recently completed at the Deerhorn target have been positive and partially defined a copper-gold mineralised zone which is still open. Results were disappointing for the initial four holes drilled to test for extensions of the Deerhorn mineralisation onto the adjacent Rand claims which Gold Fields recently optioned from Teslin River Resources (TSX.V: "TLR").

The drill programme at the Talas Project in Kyrgyzstan (Gold Fields 60 per cent), planned to start in April 2011, has been suspended due to local community unrest. Gold Fields is seeking government support as well as a force majeure on the project licenses until the situation improves.

Initial drilling projects
At the East Lachlan joint ventures in New South Wales, Australia, where Gold Fields has earned into an 80 per cent interest in two porphyry Au-Cu project areas (Wellington North and Cowal East) and is earning into 80 per cent on another two projects with Clancy Exploration Ltd (ASX:"CLY"), drilling recommenced in January 2011 after delays due to a severe rainy season in late 2010. Full field air core drilling is in progress at the Myall joint venture with three rigs.

On the Parkes area tenements (Gold Fields 100 per cent), reverse circulation drilling commenced on the Buryan porphyry copper-gold and epithermal gold targets. The holes have intersected pervasively altered quartz diorite porphyry, with abundant vein and disseminated pyrite.

At the Pircas high-sulphidation epithermal gold projects in Chile (Gold Fields options for 100 per cent), reverse circulation drilling commenced at the Salares Norte property (SBX Option) in March 2011 to test selected CSAMT geophysical and geochemical targets.

Planning is underway for a 2,000 metre diamond drilling programme to commence in the September 2011 quarter at the Toodoggone project in British Columbia, Canada where Gold Fields can earn up to 75 per cent in a joint venture with Cascadero Copper Corporation (TSX.V:"CCD").

At the Asheba project in Ghana (Gold Fields 90 per cent), a 4,800 metre drilling programme was completed during the quarter.

Near Mine exploration
St Ives
Activities continue to focus on the extensional potential in the Neptune area between the major Revenge and Leviathan mining camps, which have recorded a combined six million ounces in historic production. In excess of 15,000 metre of diamond, reverse circulation and air core drilling were completed on extensional programmes in this area. All new data is to be included in a resource update scheduled for next quarter, which will also guide the ongoing drilling programme.

Mineralisation at the Incredible prospect at St Ives is associated with quartz veining and alteration in a 100 metre wide shear zone within a rock sequence, which has been regarded previously as non-prospective. Aircore drilling has been completed to define the full extent of the near surface anomalism and additional framework diamond holes are planned to be completed during the June 2011 quarter.

Agnew
The assessment of various mining options for the Waroonga Main lode continued with further directional drilling from surface. Scope for new lodes at Waroonga was identified in the new "Porphyry Link" target zone which is located between the Kim and Main lodes. At the Cinderella open pit project, access to a small prospecting license covering the up-dip extension of the deposit was secured in late 2010. Two reverse circulation holes were drilled into this area and intersected shallow high grade mineralisation. Further infill drilling is planned in the next quarter, prior to a detailed mining evaluation.

Damang
The first phase of the Greater Damang 29,000 metre drilling programme continued this quarter, with expected completion during the June 2011 quarter. The drilling covers the entire strike length of this geological complex to assess the cutback potential of the Huni, Damang and Juno deposits. A model update is expected to be completed in the September 2011 quarter, incorporating the new drilling assays and geological understanding.

Cerro Corona
Infill and extensional drilling commenced within the Cerro Corona pit, aimed at defining a suite of geological parameters to assist future optimal mine planning and to identify potential higher value ore with close proximity to the current design pit. The drilling should provide an understanding of the behaviour and distribution of the newly recognised, overprinting and higher grade epithermal mineralisation event in the western portion of the deposit.

Business development
A joint venture agreement was signed in February 2011 with the private owners of the Eldorado gold project in British Columbia, where Gold Fields can earn a 70 per cent interest. The planned work programme includes an aeromagnetic survey followed by geological mapping and geochemical sampling in the June 2011 quarter, and a 2,000 metre diamond drilling programme to be completed in the September 2011 quarter.

The Central Victoria project in Australia was divested to Timpetra Resources Ltd. as part of their initial public offering on the ASX post quarter end. Under the terms of the agreement Gold Fields will retain an equity ownership of 21.8 per cent in Timpetra post-initial public offering and anti-dilution rights to acquire and maintain up to a 40 per cent shareholding in the company.

Corporate

Directorate changes
Appointment
Mr Matthews Sello Moloko was appointed as an independent Non-Executive Director of Gold Fields with effect from 24 February 2011. Mr Moloko is the Executive Chairman, founder and shareholder of Thesele Group and Chairman of Alexander Forbes Group. He also serves on the Sycom Property Fund Board as an independent Non-Executive Deputy Chairman. Mr Moloko is a member of the Nelson Mandela Foundation Sustainability and Investment Committee. He previously served on the Financial Sector Charter Council as a representative of the Black Business Council through the Association of Black Securities and Investment Professionals ("ABSIP").

Mr Moloko completed a BSc Honours degree in Mathematics and a Post Graduate Certificate in Education at the University of Leicester in 1988 and 1989, respectively. In 2003, he completed the Advanced Management Programme at The Wharton School at the University of Pennsylvania. He has received recognition for his achievements in financial services from the Black Business Economic Circle and ABSIP with the Financial Services Pioneer award.

Retirement
At the Annual General meeting of shareholders held on 17 May 2011, Mr C I von Christierson retired as an independant non-executive director after serving on the Board with dedication and contributing significantly to the affairs of the Company for the past twelve years.

Changes to the executive
With effect from 3 May 2011 Zakira Amra was appointed as Senior Vice President for Corporate Affairs and Investor Relations. She will also take over from Willie Jacobsz as a member of the Executive Committee.

Based at the Gold Fields corporate office in Johannesburg, Zakira will lead the existing investor relations team comprising of Willie Jacobsz, who remains based in Boston, USA, managing the North American portfolio, and Nikki Catrakilis-Wagner, who is based in Johannesburg, as well as the corporate affairs team headed up by Sven Lunsche, also based in Johannesburg.

Zakira has a Bachelor degree in Commerce from the University of Natal and joins Gold Fields from Barclays Capital. She was a member of the Mining & Metals Investment Banking team.

Voluntary offer to acquire shares of minorities in La Cima in Peru

On 22 March 2011, Gold Fields Corona (BVI) Limited ("Gold Fields Corona"), a wholly owned subsidiary of Gold Fields Limited (NYSE and JSE: GFI) announced a voluntary purchase offer in Lima, Peru, to acquire the outstanding common voting shares and investment shares of Gold Fields La Cima S.A.A. (La Cima) that it does not already own.

Gold Fields Corona offered 4.20 Peruvian Nuevos Soles (S/.) in cash for each La Cima common or investment share. The price would be adjusted after the dividend cut-off date for any dividends distributed during the term of the offer pursuant to a resolution to be approved at the La Cima shareholders meeting. Shareholders who accepted the offer before the dividend cut-off date will receive S/. 4.20 per share, and will not be entitled to receive the dividend that would be paid by La Cima. Shareholders who accepted the offer on or after the dividend cut-off date will receive S/. 4.20 per share, less the dividend to be approved at the shareholders meeting, which pursuant to the La Cima Board's proposal, would be S/. 0.138 per share.

If the offer is taken up in full, the cost of the transaction will amount to S/. 1.16 billion (US$420 million). The offer price of S/. 4.20 per share is a premium of 32 per cent over the current spot price of S/. 3.19 per common share and a 36 per cent premium over the current spot price of S/. 3.08 per investment share. The offer price represents a 30 per cent and a 34 per cent premium over the six months average traded price of the common shares and investment shares respectively.

On 18 April Gold Fields announced it had increased its stake in Gold Fields La Cima S.A.A. (La Cima) from 80.7 per cent to 98.5 per cent following a voluntary offer to minorities in La Cima to acquire their shares at a cost of US$379 million. The offer was for the 8 per cent of the common shares not already owned by Gold Fields Corona and for 100 per cent of the investment shares.

The offer closed on Friday, 15 April 2011. Gold Fields Corona's interest in La Cima is now:

- 1,244.1 million common shares or 99 per cent of total Common shares; and
- 167.1 million investment shares or 95.1 per cent of the total investment shares.

The combined effect of these two holdings is that Gold Fields now has a total economic interest of 98.5 per cent in Cerro Corona.

Proposed acquisition of IAMGOLD's 18.9 per cent minority stake in Tarkwa and Damang

On 15 April 2011 it was announced that a binding agreement has been entered into with IAMGOLD Corporation to acquire its 18.9 per cent minority stake in Tarkwa and Damang, for a cash consideration of US$667 million. Upon completion of the proposed acquisition, the Group will have increased its interest in each of the Tarkwa and Damang gold mines from 71.1 per cent to 90 per cent, the remaining 10 per cent interest being held by the Government of Ghana.

The completion of the proposed acquisition, which is subject to certain conditions precedent being met, including Gold Fields shareholders approval, is expected by 31 July 2011. Upon completion of this transaction Gold Fields will acquire:

- an additional circa 181,000 ounces of annual production at current cash costs of US$521 per ounce and NCE of US$938 per ounce based on results for the quarter ended 31 March 2011;
- an additional 2.14 million reserve ounces at a cost of about US$300 per ounce;
- an additional 3.27 million resource ounces at a cost of approximately US$198 per ounce;
- a significant resource and reserve upside potential, in particular at the Damang mine; and
- US$20 million in working capital.

Outlook

The guidance provided on 18 February for the year ending December 2011 remains unchanged. Gold production is estimated at between 3.5 million attributable ounces and 3.7 million attributable ounces and total cash cost and NCE at US$760 per ounce (R175,000 per kilogram) and US$1,050 per ounce (R240,000 per kilogram) respectively, at an exchange rate of R/US$7.14 and US$/A$1.00. The above is subject to the forward looking statement on pages 1 and 27. The estimated financial information has not been reviewed and reported on by the Gold Fields' auditors.

Basis of accounting

The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 series). The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

N.J. Holland
Chief Executive Officer
19 May 2011

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND	Quarter		
	March 2011	December 2010	March 2010
Revenue	8,969.4	9,255.3	7,279.9
Net operating costs	(4,878.4)	(5,015.4)	(4,709.8)
- Operating costs	(4,959.0)	(5,047.6)	(4,758.3)
- Gold inventory change	80.6	32.2	48.5
Operating profit	**4,091.0**	4,239.9	2,570.1
Amortisation and depreciation	(1,240.0)	(1,333.5)	(1,139.3)
Net operating profit	**2,851.0**	2,906.4	1,430.8
Net interest paid	(40.9)	(64.7)	(44.7)
Share of (loss)/gain of associates after taxation	(3.5)	11.0	4.1
Gain/(loss) on foreign exchange	3.0	1.4	(15.6)
Gain/(loss) on financial instruments	6.4	9.5	(25.0)
Share-based payments	(122.0)	(73.9)	(120.9)
Other	(76.1)	(79.7)	(96.4)
Exploration	(138.5)	(223.2)	(126.9)
Feasibility and evaluation costs	(27.3)	(66.4)	-
Profit before royalties, taxation and non-recurring items	**2,452.1**	2,420.4	1,005.4
Non-recurring items	(82.6)	(2,328.9)	22.3
Profit before royalties and taxation	**2,369.5**	91.5	1,027.7
Royalties	(164.6)	(91.9)	(117.2)
Profit/(loss) before taxation	**2,204.9**	(0.4)	910.5
Mining and income taxation	(780.0)	(560.6)	(430.0)
- Normal taxation	(599.8)	(679.7)	(155.4)
- Deferred taxation	(180.2)	119.1	(274.6)
Net profit/(loss)	**1,424.9**	(561.0)	480.5
Attributable to:			
- Owners of the parent	1,100.4	(777.2)	315.7
- Non-controlling interest	324.5	216.2	164.8
Non-recurring items:			
(Loss)/profit on sale of investments	-	(3.5)	24.4
(Loss)/profit on sale of assets	(1.3)	2.2	0.9
Restructuring costs	(84.6)	(179.2)	(1.7)
Share-based payments on BEE transaction	-	(2,124.8)	-
- ESOP	-	(1,227.3)	-
- South Deep transaction	-	(824.8)	-
- GFIMSA transaction	-	(72.7)	-
Impairment of investments	-	-	(1.3)
Other	3.3	(23.6)	-
Total non-recurring items	**(82.6)**	(2,328.9)	22.3
Taxation	25.9	58.6	0.3
Net non-recurring items after taxation and non-controlling interest	**(56.7)**	(2,270.3)	22.6
Net earnings/(loss)	1,100.4	(777.2)	315.7
Net earnings/(loss) per share (cents)	153	(110)	44
Diluted earnings/(loss) per share (cents)	151	(109)	44
Headline earnings/(loss)	1,101.4	(775.7)	292.0
Headline earnings/(loss) per share (cents)	153	(110)	41
Diluted headline earnings/(loss) per share (cents)	151	(109)	41
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation	1,151.7	1,474.6	320.1
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)	160	206	45
Gold sold – managed kg	28,775	30,449	27,405
Gold price received R/kg	311,708	303,958	265,641
Total cash cost R/kg	168,455	161,894	169,538

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter		
	March 2011	December 2010	March 2010
Revenue	1,285.0	1,334.2	971.2
Net operating costs	(699.0)	(723.9)	(627.6)
- Operating costs	(710.5)	(728.6)	(634.1)
- Gold inventory change	11.5	4.7	6.5
Operating profit	586.0	610.3	343.6
Amortisation and depreciation	(177.7)	(192.8)	(152.0)
Net operating profit	408.3	417.5	191.6
Net interest paid	(5.9)	(9.3)	(5.9)
Share of (loss)/gain of associates after taxation	(0.5)	0.7	0.5
Gain/(loss) on foreign exchange	0.4	0.1	(2.1)
Gain/(loss) on financial instruments	0.9	1.4	(3.4)
Share-based payments	(17.5)	(10.8)	(16.1)
Other	(10.6)	(11.4)	(12.7)
Exploration	(19.9)	(31.9)	(16.9)
Feasibility and evaluation costs	(3.9)	(9.3)	-
Profit before royalties, taxation and non-recurring items	351.3	347.0	135.0
Non-recurring items	(11.8)	(326.8)	3.9
Profit before royalties and taxation	339.5	20.2	138.9
Royalties	(23.6)	(13.7)	(15.6)
Profit before taxation	315.9	6.5	123.3
Mining and income taxation	(111.7)	(81.2)	(57.7)
- Normal taxation	(85.9)	(97.1)	(21.1)
- Deferred taxation	(25.8)	15.9	(36.6)
Net profit/(loss)	204.2	(74.7)	65.6
Attributable to:			
- Owners of the parents	157.7	(105.9)	43.7
- Non-controlling interest	46.5	31.2	21.9
Non-recurring items:			
(Loss)/profit on sale of investments	-	(0.5)	3.8
(Loss)/profit on sale of assets	(0.2)	0.3	0.2
Restructuring costs	(12.1)	(25.7)	(0.2)
Gain on financial instruments	-	-	0.3
Share-based payments on BEE transaction	-	(297.6)	-
- ESOP	-	(171.9)	-
- South Deep transaction	-	(115.5)	-
- GFIMSA transaction	-	(10.2)	-
Impairment of investments	-	-	(0.2)
Other	0.5	(3.3)	-
Total non-recurring items	(11.8)	(326.8)	3.9
Taxation	3.7	8.4	(0.1)
Net non-recurring items after taxation and non-controlling interest	(8.1)	(318.4)	3.8
Net earnings/(loss)	157.7	(105.9)	43.7
Net earnings/(loss) per share (cents)	22	(15)	6
Diluted earnings/(loss) per share (cents)	22	(14)	6
Headline earnings/(loss)	157.9	(105.8)	39.9
Headline earnings/(loss) per share (cents)	22	(15)	6
Diluted headline earnings/(loss) per share (cents)	22	(15)	6
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation	165.0	210.8	43.5
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of gain/(loss) of associates after royalties and taxation (cents)	23	29	6
South African rand/United States dollar conversion rate	6.98	6.92	7.50
South African rand/Australian dollar conversion rate	7.00	6.81	6.76
Gold sold – managed oz (000)	925	979	881
Gold price received US$/oz	1,389	1,366	1,102
Total cash cost US$/oz	751	728	703

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

		Quarter	
SOUTH AFRICAN RAND	**March 2011**	December 2010	March 2010
Net profit/(loss)	**1,424.9**	(561.0)	480.5
Other comprehensive income/(expenses), net of tax	**397.1**	(114.5)	(556.1)
Marked to market valuation of listed investments	**28.0**	180.4	(134.0)
Currency translation adjustments and other	**367.3**	(275.5)	(430.7)
Share of equity investee's other comprehensive loss	**-**	(0.3)	(0.1)
Deferred taxation on marked to market valuation of listed investments	**1.8**	(19.1)	8.7
Total comprehensive income/(loss)	**1,822.0**	(675.5)	(75.6)
Attributable to:			
- Owners of the parent	**1,497.2**	(893.4)	(234.9)
- Non-controlling interest	**324.8**	217.9	159.3
	1,822.0	(675.5)	(75.6)

Statement of comprehensive income
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

		Quarter	
UNITED STATES DOLLARS	**March 2011**	December 2010	March 2010
Net profit/(loss)	**204.2**	(74.7)	65.6
Other comprehensive (expenses)/ income, net of tax	**(110.4)**	256.8	160.6
Marked to market valuation of listed investments	**4.0**	25.4	(17.9)
Currency translation adjustments and other	**(114.7)**	234.2	177.3
Share of equity investee's other comprehensive loss	**-**	(0.1)	-
Deferred taxation on marked to market valuation of listed investments	**0.3**	(2.7)	1.2
Total comprehensive income	**93.8**	182.1	226.2
Attributable to:			
- Owners of the parent	**58.2**	133.8	189.9
- Non-controlling interest	**35.6**	48.3	36.3
	93.8	182.1	226.2

Statement of financial position
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND		UNITED STATES DOLLARS	
	March 2011	December 2010	**March 2011**	December 2010
Property, plant and equipment	**54,663.9**	53,249.8	**7,899.4**	7,888.9
Goodwill	**4,458.9**	4,458.9	**644.3**	660.6
Non-current assets	**1,153.0**	1,137.9	**166.6**	168.6
Investments	**1,021.8**	1,078.5	**147.7**	159.8
Deferred taxation	**724.9**	753.1	**104.8**	111.6
Current assets	**12,846.8**	11,136.1	**1,856.5**	1,649.8
- Other current assets	**6,243.6**	5,672.3	**902.3**	840.3
- Cash and deposits	**6,603.2**	5,463.8	**954.2**	809.5
Total assets	**74,869.3**	71,814.3	**10,819.3**	10,639.3
Shareholders' equity	**46,666.6**	46,622.5	**6,743.8**	6,907.1
Deferred taxation	**8,048.5**	7,814.5	**1,163.1**	1,157.7
Long-term loans	**10,842.5**	7,671.9	**1,566.8**	1,136.6
Environmental rehabilitation provisions	**2,339.2**	2,271.2	**338.0**	336.5
Post-retirement health care provisions	**18.0**	18.0	**2.6**	2.7
Other long term provisions	**113.6**	133.2	**16.4**	19.7
Current liabilities	**6,840.9**	7,283.0	**988.6**	1,079.0
- Other current liabilities	**5,811.2**	5,516.8	**839.8**	817.3
- Current portion of long-term loans	**1,029.7**	1,766.2	**148.8**	261.7
Total equity and liabilities	**74,869.3**	71,814.3	**10,819.3**	10,639.3
South African rand/US dollar conversion rate			**6.92**	6.75
South African rand/Australian dollar conversion rate			**7.02**	6.77
Net debt	**5,269.0**	3,974.3	**761.4**	588.8

Condensed statement of changes in equity
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

SOUTH AFRICAN RAND					
MARCH 2011 QUARTER	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2010	**31,560.6**	**(38.3)**	**12,019.8**	**3,080.4**	**46,622.5**
Total comprehensive income	-	396.8	1,100.4	324.8	**1,822.0**
Profit for the quarter	-	-	1,100.4	324.5	**1,424.9**
Other comprehensive income	-	396.8	-	0.3	**397.1**
Dividends paid	-	-	(505.8)	-	**(505.8)**
Share-based payments	-	122.0	-	-	**122.0**
Transactions with non-controlling interest	-	-	-	41.9	**41.9**
Purchase of non-controlling interest	-	-	(853.6)	(514.8)	**(1,368.4)**
Treasury shares	(81.4)	-	-	-	**(81.4)**
Exercise of employee share options	13.8	-	-	-	**13.8**
Balance as at 31 March 2011	**31,493.0**	**480.5**	**11,760.8**	**2,932.3**	**46,666.6**

UNITED STATES DOLLARS					
MARCH 2011 QUARTER	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2010	**4,602.7**	**207.4**	**1,640.6**	**456.4**	**6,907.1**
Total comprehensive (expenses)/income	-	(99.5)	157.7	35.6	**93.8**
Profit for the quarter	-	-	157.7	46.5	**204.2**
Other comprehensive expenses	-	(99.5)	-	(10.9)	**(110.4)**
Dividends paid	-	-	(73.2)	-	**(73.2)**
Share-based payments	-	17.5	-	-	**17.5**
Transactions with non-controlling interest	-	-	-	6.1	**6.1**
Purchase of non-controlling interest	-	-	(123.3)	(74.4)	**(197.7)**
Treasury shares	(11.8)	-	-	-	**(11.8)**
Exercise of employee share options	2.0	-	-	-	**2.0**
Balance as at 31 March 2011	**4,592.9**	**125.4**	**1,601.8**	**423.7**	**6,743.8**

SOUTH AFRICAN RAND					
MARCH 2010 QUARTER	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2009	**31,503.5**	**(1,252.6)**	**11,727.9**	**2,746.4**	**44,725.2**
Total comprehensive (expenses)/income	-	(550.6)	315.7	159.3	**(75.6)**
Profit for the quarter	-	-	315.7	164.8	**480.5**
Other comprehensive expenses	-	(550.6)	-	(5.5)	**(556.1)**
Dividends paid	-	-	(353.0)	-	**(353.0)**
Share-based payments	-	120.9	-	-	**120.9**
Exercise of employee share options	11.5	-	-	-	**11.5**
Balance as at 31 March 2010	**31,515.0**	**(1,682.3)**	**11,690.6**	**2,905.7**	**44,429.0**

UNITED STATES DOLLARS					
MARCH 2010 QUARTER	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2009	**4,594.8**	**(708.3)**	**1,600.9**	**359.0**	**5,846.4**
Total comprehensive income	-	146.2	43.7	36.3	**226.2**
Profit for the quarter	-	-	43.7	21.9	**65.6**
Other comprehensive income	-	146.2	-	14.4	**160.6**
Dividends paid	-	-	(45.5)	-	**(45.5)**
Share-based payments	-	16.1	-	-	**16.1**
Exercise of employee share options	1.5	-	-	-	**1.5**
Balance as at 31 March 2010	**4,596.3**	**(546.0)**	**1,599.1**	**395.3**	**6,044.7**

Statement of cash flows
International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	Quarter		
SOUTH AFRICAN RAND	**March 2011**	December 2010	March 2010
Cash flows from operating activities	**2,782.5**	3,889.3	2,583.5
Profit before royalties, tax and non-recurring items	2,452.1	2,420.4	1,005.4
Non-recurring items	(82.6)	(2,328.9)	22.3
Amortisation and depreciation	1,240.0	1,333.5	1,139.3
South Deep BEE dividend paid	(21.4)	-	-
Change in working capital	(290.6)	801.9	705.8
Royalties and taxation paid	(662.0)	(491.2)	(390.7)
Other non-cash items	147.0	2,153.6	101.4
Dividends paid	**(564.4)**	**(148.5)**	**(353.0)**
Owners of the parent	(505.8)	-	(353.0)
Non-controlling interest holders	(58.6)	(148.5)	-
Cash flows from investing activities	**(3,422.4)**	**(2,921.4)**	**(1,754.2)**
Capital expenditure – additions	(2,068.6)	(2,414.4)	(1,871.8)
Capital expenditure – proceeds on disposal	8.7	8.9	0.8
La Cima non-controlling interest buy-out	(1,368.4)	-	-
Payment for FSE	-	(371.0)	-
Purchase of investments	(0.7)	(43.0)	(47.3)
Proceeds on disposal of investments	11.5	2.0	172.0
Environmental and post-retirement health care payments	(4.9)	(103.9)	(7.9)
Cash flows from financing activities	**2,277.8**	**358.0**	**577.8**
Loans received	3,171.8	6,776.3	2,662.0
Loans repaid	(949.7)	(6,482.9)	(2,095.7)
Non-controlling interest holders loans received	41.9	62.7	-
Non-controlling interest holders loans repaid	-	(20.5)	-
Shares issued	13.8	22.4	11.5
Net cash inflow	**1,073.5**	**1,177.4**	**1,054.1**
Translation adjustment	65.9	(26.8)	(57.4)
Cash at beginning of period	5,463.8	4,313.2	1,828.2
Cash at end of period	**6,603.2**	**5,463.8**	**2,824.9**
*Cash flow before financing activities and dividend payments	**(639.9)**	967.9	829.3

	Quarter		
UNITED STATES DOLLARS	**March 2011**	December 2010	March 2010
Cash flows from operating activities	**397.6**	557.0	344.8
Profit before royalties, tax and non-recurring items	351.3	347.0	135.0
Non-recurring items	(11.8)	(326.8)	3.9
Amortisation and depreciation	177.7	192.8	152.0
South Deep BEE dividend paid	(3.1)	-	-
Change in working capital	(41.6)	109.1	91.6
Royalties and taxation paid	(96.0)	(68.4)	(50.3)
Other non-cash items	21.1	303.3	12.6
Dividends paid	**(81.9)**	**(20.2)**	**(45.5)**
Owners of the parent	(73.2)	-	(45.5)
Non-controlling interest holders	(8.7)	(20.2)	-
Cash flows from investing activities	**(492.1)**	**(420.6)**	**(234.1)**
Capital expenditure – additions	(296.4)	(347.4)	(249.5)
Capital expenditure – proceeds on disposal	1.2	1.4	0.1
La Cima non-controlling interest buy-out	(197.7)	-	-
Payment for FSE	-	(54.0)	-
Purchase of investments	(0.1)	(6.3)	(6.5)
Proceeds on disposal of investments	1.6	0.3	22.9
Environmental and post-retirement health care payments	(0.7)	(14.6)	(1.1)
Cash flows from financing activities	**330.2**	**55.4**	**77.5**
Loans received	458.2	986.4	354.9
Loans repaid	(136.1)	(940.7)	(278.9)
Non-controlling interest holders loans received	6.1	9.3	-
Non-controlling interest holders loans repaid	-	(2.9)	-
Shares issued	2.0	3.3	1.5
Net cash inflow	**153.8**	**171.6**	**142.7**
Translation adjustment	(9.1)	24.4	2.6
Cash at beginning of period	809.5	613.5	239.0
Cash at end of period	**954.2**	**809.5**	**384.3**
*Cash flow before financing activities and dividend payments	**(94.5)**	136.4	110.7

*Cash flow before financing activities is defined as the sum of cash flows from operating activities and cash flows from investing activities.

Reconciliation of headline earnings with net earnings

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	SOUTH AFRICAN RAND			UNITED STATES DOLLARS		
	March 2011	December 2010	March 2010	March 2011	December 2010	March 2010
Net earnings/(loss)	**1,100.4**	(777.2)	315.7	**157.7**	(105.9)	43.7
Loss/(profit) on sale of investments	-	3.5	(24.4)	-	0.5	(3.8)
Taxation effect on sale of investments	-	(0.7)	-	-	(0.1)	-
Loss/(profit) on sale of assets	**1.3**	(2.2)	(0.9)	**0.2**	(0.3)	(0.2)
Taxation effect on sale of assets	**(0.3)**	0.9	0.3	-	-	-
Impairment of investments	-	-	1.3	-	-	0.2
Headline earnings/(loss)	**1,101.4**	(775.7)	292.0	**157.9**	(105.8)	39.9
Headline earnings/(loss) per share – cents	**153**	(110)	41	**22**	(15)	6
Based on headline earnings/(loss) as given above divided by 721,328,149 (December 2010 – 715,825,482 and March 2010 – 705,524,513) being the weighted average number of ordinary shares in issue.						

Hedging / Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

South Africa forward cover contracts*

South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies. Outstanding at the end of March 2011 was the following contract:

- US$/ZAR – US$1 million in total, with a negative marked to market value of US$0.1 million.

* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

Debt maturity ladder

Figures are in millions unless otherwise stated

	31 Dec 2011	31 Dec 2012	31 Dec 2013	1 Jan 2014 to 31 Dec 2020	Total
Committed loan facilities (including US$ bond and preference shares)					
Rand million	752.9	1,000.0	500.0	1,500.0	**3,752.9**
US dollar million	40.0	557.0	498.0	1,081.8	**2,176.8**
Dollar debt translated to rand	276.8	3,854.4	3,446.2	7,486.3	**15,063.7**
Total (R'm)	**1,029.7**	**4,854.4**	**3,946.2**	**8,986.3**	**18,816.6**
Utilisation – Committed loan facilities (including US$ bond and preference shares)					
Rand million	752.9	-	-	-	**752.9**
US dollar million	40.0	460.0	40.0	1,066.8	**1,606.8**
Dollar debt translated to rand	276.8	3,183.2	276.8	7,382.5	**11,119.3**
Total (R'm)	**1,029.7**	**3,183.2**	**276.8**	**7,382.5**	**11,872.2**
Long-term loans per balance sheet (R'm)					**10,842.5**
Current portion of long-term loans per balance sheet (R'm)					**1,029.7**
Total loans per balance sheet (R'm)					**11,872.2**

Exchange rate: US$1 = R6.92 being the closing rate at the end of the March 2011 quarter.

Operating and financial results

SOUTH AFRICAN RAND		Total Mine Operations		South Africa Region			
				Total	KDC	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tonnes)	March 2011	14,458		4,020	2,534	908	578
	December 2010	14,498		4,159	2,525	1,028	606
Yield (grams per tonne)	March 2011	2.0		3.2	3.2	2.5	4.0
	December 2010	2.1		3.6	3.8	3.0	3.9
Gold produced (kilograms)	March 2011	28,646		12,784	8,169	2,314	2,301
	December 2010	30,644		15,090	9,661	3,080	2,349
Gold sold (kilograms)	March 2011	28,775		12,784	8,169	2,314	2,301
	December 2010	30,449		15,090	9,661	3,080	2,349
Gold price received (Rand per kilogram)	March 2011	311,708		312,070	311,788	312,576	312,560
	December 2010	303,958		301,975	302,008	301,526	302,427
Total cash cost (Rand per kilogram)	March 2011	168,455		213,759	206,916	232,411	219,296
	December 2010	161,894		194,115	191,088	192,630	208,514
Notional cash expenditure (Rand per kilogram)	March 2011	241,716		295,494	264,341	300,173	401,391
	December 2010	242,609		279,715	253,286	248,799	428,948
Operating costs (Rand per tonne)	March 2011	343		692	679	605	887
	December 2010	348		713	737	590	820
Financial Results (Rand million)							
Revenue	March 2011	8,969.4		3,989.5	2,547.0	723.3	719.2
	December 2010	9,255.3		4,556.8	2,917.7	928.7	710.4
Net operating costs	March 2011	(4,878.4)		(2,782.7)	(1,720.9)	(549.4)	(512.4)
	December 2010	(5,015.4)		(2,964.1)	(1,861.0)	(606.3)	(496.8)
- Operating costs	March 2011	(4,959.0)		(2,782.7)	(1,720.9)	(549.4)	(512.4)
	December 2010	(5,047.6)		(2,964.1)	(1,861.0)	(606.3)	(496.8)
- Gold inventory change	March 2011	80.6		-	-	-	-
	December 2010	32.2		-	-	-	-
Operating profit	March 2011	4,091.0		1,206.8	826.1	173.9	206.8
	December 2010	4,239.9		1,592.7	1,056.7	322.4	213.6
Amortisation of mining assets	March 2011	(1,203.2)		(648.9)	(413.0)	(97.6)	(138.3)
	December 2010	(1,291.5)		(692.1)	(431.2)	(121.8)	(139.1)
Net operating profit	March 2011	2,887.8		557.9	413.1	76.3	68.5
	December 2010	2,948.4		900.6	625.5	200.6	74.5
Other expenses	March 2011	(126.3)		(61.9)	(37.5)	(10.7)	(13.7)
	December 2010	(114.6)		(51.5)	(32.3)	6.5	(25.7)
Profit before royalties and taxation	March 2011	2,761.5		496.0	375.6	65.6	54.8
	December 2010	2,833.8		849.1	593.2	207.1	48.8
Royalties, mining and income taxation	March 2011	(914.8)		(187.4)	(137.3)	(24.7)	(25.4)
	December 2010	(566.0)		83.0	108.9	4.1	(30.0)
- Normal taxation	March 2011	(573.1)		(44.6)	(43.9)	(0.7)	-
	December 2010	(598.1)		(117.2)	(115.5)	(1.7)	-
- Royalties	March 2011	(164.6)		(35.3)	(28.1)	(3.6)	(3.6)
	December 2010	(91.7)		(54.1)	(46.0)	(4.6)	(3.5)
- Deferred taxation	March 2011	(177.1)		(107.5)	(65.3)	(20.4)	(21.8)
	December 2010	123.8		254.3	270.4	10.4	(26.5)
Profit before non-recurring items	March 2011	1,846.7		308.6	238.3	40.9	29.4
	December 2010	2,267.8		932.1	702.1	211.2	18.8
Non-recurring items	March 2011	(81.8)		(41.6)	(18.8)	(12.2)	(10.6)
	December 2010	(1,340.1)		(1,268.4)	(878.3)	(308.2)	(81.9)
Net profit/(loss)	March 2011	1,764.9		267.0	219.5	28.7	18.8
	December 2010	927.7		(336.3)	(176.2)	(97.0)	(63.1)
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	March 2011	1,825.7		293.9	231.8	36.7	25.4
	December 2010	2,217.9		900.1	680.7	202.8	16.6
Capital Expenditure	March 2011	(1,965.2)		(994.9)	(438.5)	(145.2)	(411.2)
	December 2010	(2,386.9)		(1,256.8)	(586.0)	(160.0)	(510.8)

Operating and financial results

SOUTH AFRICAN RAND		West Africa Region			South America Region	Australasia Region#		
		Ghana			Peru	Australia		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating Results								
Ore milled/treated (000 tonnes)	**March 2011**	**7,053**	**5,803**	**1,250**	**1,582**	**1,803**	**1,619**	**184**
	December 2010	7,000	5,746	1,254	1,495	1,844	1,636	208
Yield (grams per tonne)	**March 2011**	**1.1**	**1.0**	**1.4**	**2.1**	**2.7**	**2.3**	**6.4**
	December 2010	1.1	1.0	1.5	1.9	2.9	2.4	6.6
Gold produced (kilograms)	**March 2011**	**7,574**	**5,787**	**1,787**	**3,362**	**4,926**	**3,747**	**1,179**
	December 2010	7,371	5,492	1,879	2,915	5,268	3,889	1,379
Gold sold (kilograms)	**March 2011**	**7,574**	**5,787**	**1,787**	**3,491**	**4,926**	**3,747**	**1,179**
	December 2010	7,371	5,492	1,879	2,720	5,268	3,889	1,379
Gold price received (Rand per kilogram)	**March 2011**	**310,180**	**310,161**	**310,241**	**312,088**	**312,850**	**312,410**	**314,249**
	December 2010	304,830	304,534	305,695	314,522	302,980	303,934	300,290
Total cash cost (Rand per kilogram)	**March 2011**	**116,887**	**104,234**	**157,862**	**86,823**	**188,023**	**193,541**	**170,483**
	December 2010	120,174	115,004	135,285	99,853	160,004	168,192	136,911
Notional cash expenditure (Rand per kilogram)	**March 2011**	**210,496**	**195,542**	**258,926**	**120,494**	**232,887**	**224,393**	**259,881**
	December 2010	224,515	198,653	300,106	144,700	215,812	217,074	212,255
Operating costs (Rand per tonne)	**March 2011**	**143**	**127**	**221**	**182**	**486**	**417**	**1,097**
	December 2010	138	123	207	187	454	398	901
Financial Results (Rand million)								
Revenue	**March 2011**	**2,349.3**	**1,794.9**	**554.4**	**1,089.5**	**1,541.1**	**1,170.6**	**370.5**
	December 2010	2,246.9	1,672.5	574.4	855.5	1,596.1	1,182.0	414.1
Net operating costs	**March 2011**	**(850.8)**	**(576.4)**	**(274.4)**	**(305.0)**	**(939.9)**	**(735.6)**	**(204.3)**
	December 2010	(959.7)	(695.4)	(264.3)	(251.6)	(840.0)	(646.7)	(193.3)
- Operating costs	**March 2011**	**(1,011.4)**	**(735.7)**	**(275.7)**	**(288.1)**	**(876.8)**	**(675.0)**	**(201.8)**
	December 2010	(965.8)	(706.8)	(259.0)	(279.8)	(837.9)	(650.4)	(187.5)
- Gold inventory change	**March 2011**	**160.6**	**159.3**	**1.3**	**(16.9)**	**(63.1)**	**(60.6)**	**(2.5)**
	December 2010	6.1	11.4	(5.3)	28.2	(2.1)	3.7	(5.8)
Operating profit	**March 2011**	**1,498.5**	**1,218.5**	**280.0**	**784.5**	**601.2**	**435.0**	**166.2**
	December 2010	1,287.2	977.1	310.1	603.9	756.1	535.3	220.8
Amortisation of mining assets	**March 2011**	**(222.4)**	**(180.6)**	**(41.8)**	**(97.3)**	**(234.6)**		
	December 2010	(146.4)	(90.2)	(56.2)	(97.3)	(355.7)		
Net operating profit	**March 2011**	**1,276.1**	**1,037.9**	**238.2**	**687.2**	**366.6**		
	December 2010	1,140.8	886.9	253.9	506.6	400.4		
Other expenses	**March 2011**	**(30.9)**	**(21.8)**	**(9.1)**	**(23.4)**	**(10.1)**		
	December 2010	(34.7)	(4.0)	(30.7)	(22.6)	(5.8)		
Profit before royalties and taxation	**March 2011**	**1,245.2**	**1,016.1**	**229.1**	**663.8**	**356.5**		
	December 2010	1,106.1	882.9	223.2	484.0	394.6		
Royalties, mining and income taxation	**March 2011**	**(414.1)**	**(335.2)**	**(78.9)**	**(181.8)**	**(131.5)**		
	December 2010	(313.0)	(245.9)	(67.1)	(195.7)	(140.3)		
- Normal taxation	**March 2011**	**(320.2)**	**(291.9)**	**(28.3)**	**(208.3)**	**-**		
	December 2010	(311.0)	(218.3)	(92.7)	(169.9)	-		
- Royalties	**March 2011**	**(70.5)**	**(53.9)**	**(16.6)**	**(19.9)**	**(38.9)**		
	December 2010	24.5	21.3	3.2	(23.8)	(38.3)		
- Deferred taxation	**March 2011**	**(23.4)**	**10.6**	**(34.0)**	**46.4**	**(92.6)**		
	December 2010	(26.5)	(48.9)	22.4	(2.0)	(102.0)		
Profit before non-recurring items	**March 2011**	**831.1**	**680.9**	**150.2**	**482.0**	**225.0**		
	December 2010	793.1	637.0	156.1	288.3	254.3		
Non-recurring items	**March 2011**	**(26.0)**	**(23.9)**	**(2.1)**	**(1.3)**	**(12.9)**		
	December 2010	(66.0)	(58.9)	(7.1)	(0.3)	(5.4)		
Net profit	**March 2011**	**805.1**	**657.0**	**148.1**	**480.7**	**212.1**		
	December 2010	727.1	578.1	149.0	288.0	248.9		
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**March 2011**	**826.0**	**674.0**	**152.0**	**481.6**	**224.2**		
	December 2010	777.8	620.9	156.9	288.2	251.8		
Capital Expenditure	**March 2011**	**(582.9)**	**(395.9)**	**(187.0)**	**(117.0)**	**(270.4)**	**(165.8)**	**(104.6)**
	December 2010	(689.1)	(384.2)	(304.9)	(142.0)	(299.0)	(193.8)	(105.2)

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Operating and financial results

UNITED STATES DOLLARS		Total Mine Operations		South Africa Region			
				Total	KDC	Beatrix	South Deep
Operating Results							
Ore milled/treated (000 tonnes)	**March 2011**	**14,458**		**4,020**	**2,534**	**908**	**578**
	December 2010	14,498		4,159	2,525	1,028	606
Yield (ounces per tonne)	**March 2011**	**0.064**		**0.102**	**0.104**	**0.082**	**0.128**
	December 2010	0.068		0.117	0.123	0.096	0.125
Gold produced (000 ounces)	**March 2011**	**921.0**		**411.0**	**262.6**	**74.4**	**74.0**
	December 2010	985.2		485.2	310.6	99.0	75.5
Gold sold (000 ounces)	**March 2011**	**925.1**		**411.0**	**262.6**	**74.4**	**74.0**
	December 2010	979.0		485.2	310.6	99.0	75.5
Gold price received (dollars per ounce)	**March 2011**	**1,389**		**1,391**	**1,389**	**1,393**	**1,393**
	December 2010	1,366		1,357	1,357	1,355	1,359
Total cash cost (dollars per ounce)	**March 2011**	**751**		**953**	**922**	**1,036**	**977**
	December 2010	728		872	859	866	937
Notional cash expenditure (dollars per ounce)	**March 2011**	**1,077**		**1,317**	**1,178**	**1,338**	**1,789**
	December 2010	1,090		1,257	1,138	1,118	1,928
Operating costs (dollars per tonne)	**March 2011**	**49**		**99**	**97**	**87**	**127**
	December 2010	50		103	107	85	118
Financial Results ($ million)							
Revenue	**March 2011**	**1,285.0**		**571.6**	**364.9**	**103.6**	**103.0**
	December 2010	1,334.2		656.8	420.8	133.9	102.1
Net operating costs	**March 2011**	**(699.0)**		**(398.7)**	**(246.5)**	**(78.7)**	**(73.4)**
	December 2010	(723.9)		(428.0)	(268.8)	(87.5)	(71.7)
- Operating costs	**March 2011**	**(710.5)**		**(398.7)**	**(246.5)**	**(78.7)**	**(73.4)**
	December 2010	(728.6)		(428.0)	(268.8)	(87.5)	(71.7)
- Gold inventory change	**March 2011**	**11.5**		**-**	**-**	**-**	**-**
	December 2010	4.7		-	-	-	-
Operating profit	**March 2011**	**586.0**		**172.9**	**118.4**	**24.9**	**29.6**
	December 2010	610.3		228.8	152.0	46.4	30.5
Amortisation of mining assets	**March 2011**	**(172.4)**		**(93.0)**	**(59.2)**	**(14.0)**	**(19.8)**
	December 2010	(186.8)		(99.9)	(62.2)	(17.7)	(20.0)
Net operating profit	**March 2011**	**413.6**		**79.9**	**59.2**	**10.9**	**9.8**
	December 2010	423.5		128.9	89.7	28.7	10.4
Other expenses	**March 2011**	**(18.1)**		**(8.9)**	**(5.4)**	**(1.5)**	**(2.0)**
	December 2010	(17.1)		(7.8)	(4.8)	0.8	(3.8)
Profit before royalties and taxation	**March 2011**	**395.5**		**71.1**	**53.8**	**9.4**	**7.9**
	December 2010	406.5		121.1	84.9	29.6	6.6
Royalties, mining and income taxation	**March 2011**	**(131.1)**		**(26.8)**	**(19.7)**	**(3.5)**	**(3.6)**
	December 2010	(82.6)		11.0	14.8	0.3	(4.1)
- Normal taxation	**March 2011**	**(82.1)**		**(6.4)**	**(6.3)**	**(0.1)**	**-**
	December 2010	(85.5)		(16.5)	(16.3)	(0.2)	-
- Royalties	**March 2011**	**(23.6)**		**(5.1)**	**(4.0)**	**(0.5)**	**(0.5)**
	December 2010	(13.8)		(7.8)	(6.6)	(0.7)	(0.5)
- Deferred taxation	**March 2011**	**(25.4)**		**(15.4)**	**(9.4)**	**(2.9)**	**(3.1)**
	December 2010	16.6		35.3	37.7	1.2	(3.6)
Profit before non-recurring items	**March 2011**	**264.5**		**44.2**	**34.1**	**5.9**	**4.2**
	December 2010	323.9		132.1	99.8	29.8	2.5
Non-recurring items	**March 2011**	**(11.7)**		**(6.0)**	**(2.7)**	**(1.7)**	**(1.5)**
	December 2010	(188.2)		(178.1)	(123.4)	(43.3)	(11.5)
Net profit/(loss)	**March 2011**	**252.8**		**38.3**	**31.4**	**4.1**	**2.7**
	December 2010	135.7		(46.0)	(23.6)	(13.4)	(9.0)
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**March 2011**	**261.6**		**42.1**	**33.2**	**5.3**	**3.6**
	December 2010	316.6		127.4	96.6	28.6	2.2
Capital Expenditure	**March 2011**	**(281.5)**		**(142.5)**	**(62.8)**	**(20.8)**	**(58.9)**
	December 2010	(343.6)		(181.5)	(84.9)	(23.0)	(73.6)

Average exchange rates were US$1 = R6.98 and US$1 = R6.92 for the March 2011 and the December 2010 quarters respectively.
The Australian dollar exchange rates were A$1 = R7.00 and A$1 = R6.81 for the March 2011 and the December 2010 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		West Africa Region			South America Region	Australasia Region			AUSTRALIAN DOLLARS		
		Ghana			Peru	Australia #			Australasia Region #		
		Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	Total	St Ives	Agnew
Operating Results											
Ore milled/treated	**March 2011**	**7,053**	**5,803**	**1,250**	**1,582**	**1,803**	**1,619**	**184**	**1,803**	**1,619**	**184**
(000 tonnes)	December 2010	7,000	5,746	1,254	1,495	1,844	1,636	208	1,844	1,636	208
Yield (ounces per tonne)	**March 2011**	**0.035**	**0.032**	**0.046**	**0.068**	**0.088**	**0.074**	**0.206**	**0.088**	**0.074**	**0.206**
	December 2010	0.034	0.031	0.048	0.063	0.092	0.076	0.213	0.092	0.076	0.213
Gold produced (000 ounces)	**March 2011**	**243.5**	**186.1**	**57.5**	**108.1**	**158.4**	**120.5**	**37.9**	**158.4**	**120.5**	**37.9**
	December 2010	237.0	176.6	60.4	93.7	169.4	125.1	44.3	169.4	125.1	44.3
Gold sold (000 ounces)	**March 2011**	**243.5**	**186.1**	**57.5**	**112.2**	**158.4**	**120.5**	**37.9**	**158.4**	**120.5**	**37.9**
	December 2010	237.0	176.6	60.4	87.5	169.4	125.1	44.3	169.4	125.1	44.3
Gold price received	**March 2011**	**1,382**	**1,382**	**1,382**	**1,391**	**1,394**	**1,392**	**1,400**	**1,390**	**1,388**	**1,396**
(dollars per ounce)	December 2010	1,370	1,369	1,374	1,414	1,362	1,366	1,350	1,384	1,388	1,372
Total cash cost	**March 2011**	**521**	**464**	**703**	**387**	**838**	**862**	**760**	**835**	**860**	**758**
(dollars per ounce)	December 2010	540	517	608	449	719	756	615	731	768	625
Notional cash expenditure	**March 2011**	**938**	**871**	**1,154**	**537**	**1,038**	**1,000**	**1,158**	**1,035**	**997**	**1,155**
(dollars per ounce)	December 2010	1,009	893	1,349	650	970	976	954	986	991	969
Operating costs	**March 2011**	**21**	**18**	**32**	**26**	**70**	**60**	**157**	**69**	**60**	**157**
(dollars per tonne)	December 2010	20	18	30	27	66	57	130	67	58	132
Financial Results ($ million)											
Revenue	**March 2011**	**336.6**	**257.1**	**79.4**	**156.1**	**220.8**	**167.7**	**53.1**	**220.2**	**167.2**	**52.9**
	December 2010	323.8	241.2	82.6	124.2	229.3	170.0	59.3	234.8	173.8	61.0
Net operating costs	**March 2011**	**(121.9)**	**(82.6)**	**(39.3)**	**(43.7)**	**(134.7)**	**(105.4)**	**(29.3)**	**(134.3)**	**(105.1)**	**(29.2)**
	December 2010	(138.8)	(100.7)	(38.1)	(36.5)	(120.6)	(92.9)	(27.8)	(123.6)	(95.1)	(28.4)
- Operating costs	**March 2011**	**(144.9)**	**(105.4)**	**(39.5)**	**(41.3)**	**(125.6)**	**(96.7)**	**(28.9)**	**(125.3)**	**(96.4)**	**(28.8)**
	December 2010	(139.6)	(102.2)	(37.4)	(40.3)	(120.7)	(93.7)	(27.0)	(123.1)	(95.5)	(27.5)
- Gold inventory change	**March 2011**	**23.0**	**22.8**	**0.2**	**(2.4)**	**(9.0)**	**(8.7)**	**(0.4)**	**(9.0)**	**(8.7)**	**(0.4)**
	December 2010	0.8	1.5	(0.7)	3.9	-	0.8	(0.8)	(0.5)	0.4	(0.9)
Operating profit	**March 2011**	**214.7**	**174.6**	**40.1**	**112.4**	**86.1**	**62.3**	**23.8**	**85.9**	**62.1**	**23.7**
	December 2010	185.0	140.5	44.5	87.8	108.6	77.1	31.6	111.2	78.6	32.6
Amortisation of mining	**March 2011**	**(31.9)**	**(25.9)**	**(6.0)**	**(13.9)**	**(33.6)**			**(33.5)**		
Assets	December 2010	(21.6)	(13.6)	(8.0)	(14.1)	(51.2)			(52.3)		
Net operating profit	**March 2011**	**182.8**	**148.7**	**34.1**	**98.5**	**52.5**			**52.4**		
	December 2010	163.4	127.0	36.5	73.7	57.5			58.9		
Other expenses	**March 2011**	**(4.4)**	**(3.1)**	**(1.3)**	**(3.4)**	**(1.4)**			**(1.4)**		
	December 2010	(5.0)	(0.6)	(4.3)	(3.4)	(0.9)			(0.8)		
Profit before royalties and Taxation	**March 2011**	**178.4**	**145.6**	**32.8**	**95.1**	**51.1**			**50.9**		
	December 2010	158.5	126.3	32.1	70.2	56.6			58.1		
Royalties, mining and income taxation	**March 2011**	**(59.3)**	**(48.0)**	**(11.3)**	**(26.0)**	**(18.8)**			**(18.8)**		
	December 2010	(45.2)	(35.5)	(9.7)	(28.3)	(20.1)			(20.7)		
- Normal taxation	**March 2011**	**(45.9)**	**(41.8)**	**(4.1)**	**(29.8)**	**-**			**-**		
	December 2010	(44.4)	(31.3)	(13.2)	(24.5)	-			-		
- Royalties	**March 2011**	**(10.1)**	**(7.7)**	**(2.4)**	**(2.9)**	**(5.6)**			**(5.6)**		
	December 2010	3.0	2.6	0.3	(3.5)	(5.5)			(5.6)		
- Deferred taxation	**March 2011**	**(3.4)**	**1.5**	**(4.9)**	**6.6**	**(13.3)**			**(13.2)**		
	December 2010	(3.7)	(6.8)	3.1	(0.3)	(14.6)			(15.0)		
Profit before non-recurring items	**March 2011**	**119.1**	**97.6**	**21.5**	**69.1**	**32.2**			**32.1**		
	December 2010	113.3	90.9	22.4	42.0	35.6			37.5		
Non-recurring items	**March 2011**	**(3.7)**	**(3.4)**	**(0.3)**	**(0.2)**	**(1.8)**			**(1.8)**		
	December 2010	(9.2)	(8.3)	(1.0)	-	(0.8)			(0.8)		
Net profit	**March 2011**	**115.3**	**94.1**	**21.2**	**68.9**	**30.4**			**30.3**		
	December 2010	104.0	82.6	21.4	41.9	36.9			36.7		
Net profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items	**March 2011**	**118.3**	**96.6**	**21.8**	**69.0**	**32.1**			**32.0**		
	December 2010	111.1	88.6	22.5	41.9	36.1			37.1		
Capital Expenditure	**March 2011**	**(83.5)**	**(56.7)**	**(26.8)**	**(16.8)**	**(38.7)**	**(23.8)**	**(15.0)**	**(38.6)**	**(23.7)**	**(14.9)**
	December 2010	(98.8)	(55.7)	(43.1)	(20.2)	(43.0)	(28.0)	(15.0)	(43.9)	(28.4)	(15.5)

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
Figures may not add as they are rounded independently.

Total cash cost
Gold Industry Standards Basis

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region		
								Ghana		Peru		Australia	
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Operating costs[1]	March 2011	(4,959.0)	(2,782.7)	(1,720.9)	(549.4)	(512.4)	(1,011.4)	(735.7)	(275.7)	(288.1)	(876.8)	(675.0)	(201.8)
	Dec 2010	(5,047.6)	(2,964.1)	(1,861.0)	(606.3)	(496.8)	(965.8)	(706.8)	(259.0)	(279.8)	(837.9)	(650.4)	(187.5)
Gold-in-process and inventory change*	March 2011	75.6	-	-	-	-	133.4	130.5	2.9	(11.6)	(46.2)	(44.3)	(1.9)
	Dec 2010	21.2	-	-	-	-	3.2	7.4	(4.2)	19.8	(1.8)	2.7	(4.5)
Less: Rehabilitation costs	March 2011	(24.1)	(17.3)	(12.4)	(3.6)	(1.3)	(1.6)	(1.1)	(0.5)	(0.9)	(4.3)	(3.5)	(0.8)
	Dec 2010	(28.8)	(23.5)	(16.7)	(4.5)	(2.3)	(1.1)	(0.9)	(0.2)	(0.9)	(3.3)	(2.7)	(0.6)
Production taxes	March 2011	(7.2)	(7.2)	(4.1)	(1.3)	(1.8)	-	-	-	-	-	-	-
	Dec 2010	(8.3)	(8.3)	(5.7)	(1.1)	(1.5)	-	-	-	-	-	-	-
General and admin	March 2011	(176.6)	(68.0)	(46.3)	(11.6)	(10.1)	(61.6)	(54.8)	(6.8)	(15.6)	(31.4)	(20.2)	(11.2)
	Dec 2010	(159.8)	(65.5)	(44.2)	(13.1)	(8.2)	(51.2)	(45.6)	(5.6)	(11.3)	(31.8)	(19.7)	(12.1)
Cash operating costs	March 2011	(4,675.5)	(2,690.2)	(1,658.1)	(532.9)	(499.2)	(814.8)	(549.3)	(265.5)	(283.2)	(887.3)	(695.6)	(191.7)
	Dec 2010	(4,829.5)	(2,866.8)	(1,794.4)	(587.6)	(484.8)	(910.3)	(652.9)	(257.4)	(247.8)	(804.6)	(625.3)	(179.3)
Plus: Production taxes	March 2011	(7.2)	(7.2)	(4.1)	(1.3)	(1.8)	-	-	-	-	-	-	-
	Dec 2010	(8.3)	(8.3)	(5.7)	(1.1)	(1.5)	-	-	-	-	-	-	-
Royalties	March 2011	(164.6)	(35.3)	(28.1)	(3.6)	(3.6)	(70.5)	(53.9)	(16.6)	(19.9)	(38.9)	(29.6)	(9.3)
	Dec 2010	(91.7)	(54.1)	(46.0)	(4.6)	(3.5)	24.5	21.3	3.2	(23.8)	(38.3)	(28.8)	(9.5)
TOTAL CASH COST[2]	March 2011	(4,847.3)	(2,732.7)	(1,690.3)	(537.8)	(504.6)	(885.3)	(603.2)	(282.1)	(303.1)	(926.2)	(725.2)	(201.0)
	Dec 2010	(4,929.5)	(2,929.2)	(1,846.1)	(593.3)	(489.8)	(885.8)	(631.6)	(254.2)	(271.6)	(842.9)	(654.1)	(188.8)
Plus: Amortisation*	March 2011	(1,198.2)	(648.9)	(413.0)	(97.6)	(138.3)	(195.2)	(151.8)	(43.4)	(102.6)	(251.5)		
	Dec 2010	(1,280.5)	(692.1)	(431.2)	(121.8)	(139.1)	(143.5)	(86.2)	(57.3)	(88.9)	(356.0)		
Rehabilitation	March 2011	(24.1)	(17.3)	(12.4)	(3.6)	(1.3)	(1.6)	(1.1)	(0.5)	(0.9)	(4.3)		
	Dec 2010	(28.8)	(23.5)	(16.7)	(4.5)	(2.3)	(1.1)	(0.9)	(0.2)	(0.9)	(3.3)		
TOTAL PRODUCTION COST[3]	March 2011	(6,069.6)	(3,398.9)	(2,115.7)	(639.0)	(644.2)	(1,082.1)	(756.1)	(326.0)	(406.6)	(1,182.0)		
	Dec 2010	(6,238.8)	(3,644.8)	(2,294.0)	(719.6)	(631.2)	(1,030.4)	(718.7)	(311.7)	(361.4)	(1,202.2)		
Gold sold – thousand ounces	March 2011	925.1	411.0	262.6	74.4	74.0	243.5	186.1	57.5	112.2	158.4	120.5	37.9
	Dec 2010	979.0	485.2	310.6	99.0	75.5	237.0	176.6	60.4	87.5	169.4	125.1	44.3
TOTAL CASH COST – US$/oz	March 2011	751	953	922	1,036	977	521	464	703	387	838	862	760
	Dec 2010	728	872	859	866	937	540	517	608	449	719	756	615
TOTAL CASH COST – R/kg	March 2011	168,455	213,759	206,916	232,411	219,296	116,887	104,234	157,862	86,823	188,023	193,541	170,483
	Dec 2010	161,894	194,115	191,088	192,630	208,514	120,174	115,004	135,285	99,853	160,004	168,192	136,911
TOTAL PRODUCTION COST – US$/oz	March 2011	940	1,185	1,154	1,231	1,248	637	582	813	519	1,069		
	Dec 2010	921	1,086	1,067	1,050	1,208	628	588	746	597	1,026		
TOTAL PRODUCTION COST – R/kg	March 2011	210,933	265,871	258,991	276,145	279,965	142,870	130,655	182,429	116,471	239,951		
	Dec 2010	204,893	241,537	237,450	233,636	268,710	139,791	130,863	165,886	132,868	228,208		

DEFINITIONS

Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.

[1] Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.

[2] Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.

[3] Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates were US$1 = R6.98 and US$1 = R6.92 for the March 2011 and December 2010 quarters respectively.

Capital expenditure

Figures are in South African rand millions unless otherwise stated

		Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region			Corporate
								Ghana		Peru		Australia		
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Sustaining capital	March 2011	(983.1)	(110.7)	(58.5)	(52.2)	-	(554.8)	(395.9)	(158.9)	(113.4)	(201.9)	(113.2)	(88.7)	(2.3)
	December 2010	(1,300.5)	(257.4)	(195.0)	(62.4)	-	(670.8)	(384.2)	(286.6)	(142.0)	(209.2)	(127.5)	(81.7)	(21.1)
Ore reserve development	March 2011	(473.0)	(473.0)	(380.0)	(93.0)	-	-	-	-	-	-	-	-	-
	December 2010	(484.5)	(484.5)	(386.9)	(97.6)	-	-	-	-	-	-	-	-	-
Project capital	March 2011	(515.9)	(411.2)	-	-	(411.2)	-	-	-	(3.6)	-	-	-	(101.1)
	December 2010	(517.2)	(510.8)	-	-	(510.8)	-	-	-	-	-	-	-	(6.4)
Uranium capital	March 2011	-	-	-	-	-	-	-	-	-	-	-	-	-
	December 2010	(4.1)	(4.1)	(4.1)	-	-	-	-	-	-	-	-	-	-
Brownfields Exploration	March 2011	(96.6)	-	-	-	-	(28.1)	-	(28.1)	-	(68.5)	(52.6)	(15.9)	-
	December 2010	(108.1)	-	-	-	-	(18.3)	-	(18.3)	-	(89.8)	(66.3)	(23.5)	-
Total capital expenditure	March 2011	(2,068.6)	(994.9)	(438.5)	(145.2)	(411.2)	(582.9)	(395.9)	(187.0)	(117.0)	(270.4)	(165.8)	(104.6)	(103.4)
	December 2010	(2,414.4)	(1,256.8)	(586.0)	(160.0)	(510.8)	(689.1)	(384.2)	(304.9)	(142.0)	(299.0)	(193.8)	(105.2)	(27.5)

Notional cash expenditure[##]

Figures are in South African rand millions unless otherwise stated

		Total Group	South Africa Region				West Africa Region			South America Region	Australasia Region			Corporate
								Ghana		Peru		Australia		
			Total	KDC	Beatrix	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew	
Operating costs	March 2011	(4,959.0)	(2,782.7)	(1,720.9)	(549.4)	(512.4)	(1,011.4)	(735.7)	(275.7)	(288.1)	(876.8)	(675.0)	(201.8)	-
	December 2010	(5,047.6)	(2,964.1)	(1,861.0)	(606.3)	(496.8)	(965.8)	(706.8)	(259.0)	(279.8)	(837.9)	(650.4)	(187.5)	-
Capital expenditure	March 2011	(2,068.6)	(994.9)	(438.5)	(145.2)	(411.2)	(582.9)	(395.9)	(187.0)	(117.0)	(270.4)	(165.8)	(104.6)	(103.4)
	December 2010	(2,414.4)	(1,256.8)	(586.0)	(160.0)	(510.8)	(689.1)	(384.2)	(304.9)	(142.0)	(299.0)	(193.8)	(105.2)	(27.5)
Notional cash expenditure – R/kg	March 2011	245,326	295,494	264,341	300,173	401,391	210,496	195,542	258,926	120,494	232,887	224,393	259,881	-
	December 2010	243,506	279,715	253,286	248,799	428,948	224,515	198,653	300,106	144,700	215,812	217,074	212,255	-
Notional cash expenditure – US$/oz	March 2011	1,093	1,317	1,178	1,338	1,789	938	871	1,154	537	1,038	1,000	1,158	-
	December 2010	1,094	1,257	1,138	1,118	1,928	1,009	893	1,349	650	970	976	954	-

[##] Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

Underground and surface

South African rand and metric units

Operating Results		Total Mine Operations	South Africa Region				West Africa Region			South America Region	Australasia Region		
								Ghana		Peru		Australia	
			Total	KDC	Beatrix	South Deep[#]	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew
Ore milled/treated (000 tonne)													
- underground	**March 2011**	**2,713**	**2,061**	**1,092**	**499**	**470**	**-**	-	-	**-**	**652**	**501**	**151**
	December 2010	3,133	2,533	1,350	666	517	-	-	-	-	600	434	166
- surface	**March 2011**	**11,745**	**1,959**	**1,442**	**409**	**108**	**7,053**	**5,803**	**1,250**	**1,582**	**1,151**	**1,118**	**33**
	December 2010	11,365	1,626	1,175	362	89	7,000	5,746	1,254	1,495	1,244	1,202	42
- total	**March 2011**	**14,458**	**4,020**	**2,534**	**908**	**578**	**7,053**	**5,803**	**1,250**	**1,582**	**1,803**	**1,619**	**184**
	December 2010	14,498	4,159	2,525	1,028	606	7,000	5,746	1,254	1,495	1,844	1,636	208
Yield (grams per tonne)													
- underground	**March 2011**	**5.4**	**5.6**	**6.6**	**4.4**	**5.7**	**-**	-	-	**-**	**4.9**	**4.1**	**7.7**
	December 2010	5.5	5.5	6.6	4.4	5.1	-	-	-	-	5.4	4.4	8.2
- surface	**March 2011**	**1.2**	**0.6**	**0.7**	**0.3**	**0.9**	**1.1**	**1.0**	**1.4**	**2.1**	**1.5**	**1.5**	**0.4**
	December 2010	1.2	0.6	0.7	0.4	1.1	1.1	1.0	1.5	1.9	1.6	1.7	0.6
- combined	**March 2011**	**2.0**	**3.2**	**3.2**	**2.5**	**4.0**	**1.1**	**1.0**	**1.4**	**2.1**	**2.7**	**2.3**	**6.4**
	December 2010	2.1	3.6	3.8	3.0	3.9	1.1	1.0	1.5	1.9	2.9	2.4	6.6
Gold produced (kilograms)													
- underground	**March 2011**	**14,750**	**11,534**	**7,159**	**2,171**	**2,204**	**-**	-	-	**-**	**3,216**	**2,049**	**1,167**
	December 2010	17,299	14,041	8,861	2,925	2,255	-	-	-	-	3,258	1,905	1,353
- surface	**March 2011**	**13,896**	**1,250**	**1,010**	**143**	**97**	**7,574**	**5,787**	**1,787**	**3,362**	**1,710**	**1,698**	**12**
	December 2010	13,345	1,049	800	155	94	7,371	5,492	1,879	2,915	2,010	1,984	26
- total	**March 2011**	**28,646**	**12,784**	**8,169**	**2,314**	**2,301**	**7,574**	**5,787**	**1,787**	**3,362**	**4,926**	**3,747**	**1,179**
	December 2010	30,644	15,090	9,661	3,080	2,349	7,371	5,492	1,879	2,915	5,268	3,889	1,379
Operating costs (Rand per tonne)													
- underground	**March 2011**	**1,155**	**1,269**	**1,453**	**1,052**	**1,070**	**-**	-	-	**-**	**796**	**661**	**1,242**
	December 2010	1,061	1,120	1,304	880	947	-	-	-	-	811	703	1,092
- surface	**March 2011**	**155**	**86**	**93**	**60**	**90**	**143**	**127**	**221**	**182**	**311**	**308**	**430**
	December 2010	152	78	85	55	80	138	123	207	187	283	287	150
- total	**March 2011**	**343**	**692**	**679**	**605**	**887**	**143**	**127**	**221**	**182**	**486**	**417**	**1,097**
	December 2010	348	713	737	590	820	138	123	207	187	454	398	901

March quarter includes 83,000 tonnes (December quarter includes 75,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

KDC			March 2011 quarter				December 2010 quarter			
	Reef	Carbon Leader	Kloof	Main	VCR	Carbon Leader	Kloof	Main	VCR
Advanced	(m)	4,657	207	1,100	5,581	4,992	76	1,186	5,722
Advanced on reef	(m)	1,062	91	166	1,059	901	-	307	849
Sampled	(m)	963	75	183	894	711	-	399	732
Channel width	(cm)	67	101	113	108	74	-	97	141
Average value -	(g/t)	27.7	17.5	6.3	28.3	24.6	-	5.4	18.7
-	(cm.g/t)	1,860	1,777	709	3,046	1,813	-	523	2,648

Beatrix			March 2011 quarter		December 2010 quarter	
	Reef		Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)		3,586	1,549	4,436	1,755
Advanced on reef	(m)		1,180	315	1,196	426
Sampled	(m)		870	315	1,290	411
Channel width	(cm)		104	79	101	101
Average value -	(g/t)		10.5	15.3	8.1	17.5
-	(cm.g/t)		1,092	1,212	815	1,763

South Deep		March 2011 quarter	December 2010 quarter
	Reef	Elsburgs[1,2]	Elsburgs[1,2]
Main Advanced	(m)	2,842	3,090
- Main above 95 level	(m)	1,699	1,987
- Main below 95 level	(m)	1,143	1,103
Shaft sinking	(m)	-	6
Advanced on reef	(m)	1,537	1,909
- Square metres effectively de-stressed	(m^2)	1,316	1,317
- Reserve value de-stressed	(g/t)	7.2	7.0

1) Trackless development in the Elsburg reefs is evaluated by means of the resource model.

2) Full channel width not fully exposed in development, hence not reported.

Administration and corporate information

Corporate Secretary
Cain Farrel
Tel: (+27)(11) 562 9742
Fax: (+27)(11) 562 9829
e-mail: cain.farrel@goldfields.co.za

Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel: (+27)(11) 562 9700
Fax: (+27)(11) 562 9829

Office of the United Kingdom Secretaries
London
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
United Kingdom
Tel: (+44)(20) 7499 3916
Fax: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516

US toll-free telephone: (1)(888) 269 2377
Tel: (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor Enquiries
Zakira Amra
Tel: (+2711) 562 9775
Mobile: (+27) 79 694 0267
e-mail: zakira.amra@goldfields.co.za

Nikki Catrakilis-Wagner
Tel: (+2711) 562 9706
Mobile: (+27) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za

Willie Jacobsz
Tel: (+508) 839 1188
Mobile: (+857) 241 7127
e-mail: willie.jacobsz@gfexpl.com

Media Enquiries
Sven Lunsche
Tel: (+2711) 562 9763
Mobile: (+27) 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: (+27)(11) 370 5000
Fax: (+27)(11) 688 5248

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
            plus network extras, lines are open
            8.30am-5.30pm Mon-Fri] or
            [from overseas] +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Website
http://www.goldfields.co.za

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Directors

M A Ramphele (*Chair*) °	K Ansah #°	A R Hill #°	D N Murray °	G M Wilson °
N J Holland *• *(Chief Executive Officer)*	CA Carolus°	R P Menell °	D M J Ncube °	
PA Schmidt • *(Chief Financial Officer)*	R Dañino **°	M S Moloko °	R L Pennant-Rea *°	

* British   # Ghanaian   ♯ Canadian
** Peruvian   ° Independent Director   • Non-independent Director

ince.motiv

www.goldfields.co.za

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 19 May 2011

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs